FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2006

Commission File Number:  001-31819

Gold Reserve Inc.
(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Filed with this Form 6-K are the following, which are incorporated herein by reference:

99.1  Notice of Annual and Special Meeting of Shareholders
99.2  Management Information and Proxy Circular
99.3  Annual Report to Shareholders


Certain statements included herein, including those that express management's expectations or estimates of our future performance or concerning the Brisas Project, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas Project; in the event any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) significantly differ or change as a result of actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Reserve Inc.
(Registrant)


Date: June 9, 2006
By:   s/ Robert A. McGuinness
Name:    Robert A. McGuinness
Title:   Vice President - Finance & CFO

EXHIBIT INDEX

99.1  Notice of Annual and Special Meeting of Shareholders

GOLD RESERVE INC.

926 W. Sprague Avenue, Suite 200,
Spokane, WA  99201

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the "Meeting") of the holders of Class A common shares and Class B common shares (collectively, the "Shareholders") of GOLD RESERVE INC. (the "Company") will be held at the Spokane Club, located at 1002 W. Riverside, Spokane, Washington USA, on Wednesday, the 21st day of June, 2006 at 9:30 a.m. (Pacific daylight time) for the following purposes:

1) To elect members to the Board of Directors of the Company to hold such positions until the next annual meeting of Shareholders or until their successors are elected and have qualified;

2) To appoint auditors of the Company for the year ended December 31, 2006 and any interim period;

3) To approve the issuance of 100,000 Class A common shares of the Company for purchase by the KSOP Plan; and

4) To conduct any other business as may properly come before the meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting or any adjournment thereof in person and who wish to ensure that their shares will be voted are requested to complete, sign and mail the enclosed form of proxy to Computershare Trust Company, Inc., P.O. Box 1596, Denver, Colorado 80201-9975 not later than the close of business on the business day immediately preceding the Meeting or any adjournment thereof. An Information Circular and a copy of the Annual Report accompany this notice. The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

DATED this 4th day of May, 2006.

BY ORDER OF THE DIRECTORS


Rockne J. Timm
Chief Executive Officer



99.2 Management Information and Proxy Circular

GOLD RESERVE INC.

INFORMATION CIRCULAR
(Containing information as of May 4, 2006)


MANAGEMENT SOLICITATION OF PROXIES

This Management Information and Proxy Circular is furnished in connection with the solicitation of proxies by the management of GOLD RESERVE INC. (the "Company") to be voted at the Annual and Special Meeting of Shareholders of the Company (the "Meeting") to be held on Wednesday, the 21st day of June, 2006 at 9:30 a.m. (Pacific daylight time), at the Spokane Club located at 1002 W. Riverside, Spokane, Washington and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Shareholders. The solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone by employees of the Company. Employees will not receive any extra compensation for such activities. The Company may pay brokers, nominees or other persons holding shares of the Company in their name for others for their reasonable charges and expenses in forwarding proxies and proxy materials to beneficial owners of such shares, and obtaining their proxies. The Company may also retain independent proxy solicitation agents to assist in the solicitation of proxies for the Meeting. The cost of all solicitations of proxies will be borne by the Company. Except where otherwise stated, the information contained herein is given as of the 4th day of May, 2006.

Unless otherwise indicated, all currency amounts referred to herein are stated in U.S. dollars.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the enclosed form of proxy are Directors or Officers of the Company. A Shareholder submitting a proxy has the right to appoint a person or company, who need not be a Shareholder, to represent the Shareholder at the Meeting other than the persons designated in the form of proxy furnished by the Company. To exercise this right, the Shareholder may insert the name of the desired representative in the blank space provided in the proxy or may submit another appropriate form of proxy.

The completed proxy must be deposited at the office of Computershare Trust Company, Inc., P.O. Box 1596, Denver, Colorado 80201-9975, not later than the close of business on the business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting immediately prior to the commencement of the Meeting or any adjournment thereof, otherwise the instrument of proxy will be invalid.

You may revoke or change your proxy at any time before it is exercised at the Meeting. In the case of Shareholders appearing on the registered shareholder records of the Company, a proxy may be revoked at any time prior to its exercise by sending or depositing a written notice of revocation or another signed proxy bearing a later date to the Secretary of the Company at its principal executive office located at 926 W. Sprague Avenue, Suite 200, Spokane, Washington 99201. You may also revoke your proxy by giving notice or by voting in person at the Meeting.

Shareholders appearing in the name of a bank, broker or other nominee should follow the instructions provided by their bank, broker or nominee in revoking their previously voted shares.


EXERCISE OF DISCRETION BY PROXIES

The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the absence of such choice being specified, such shares will be voted "for" the matters specifically identified in the Notice of Annual and Special Meeting of Shareholders accompanying this Information Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting of Shareholders and with respect to other matters which may properly be brought before the Meeting. At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting of Shareholders.

In February 1999, the Gold Reserve Corporation became a subsidiary of the Company, the successor issuer. For the purposes of disclosure in this Information Circular, references to the Company prior to February 4, 1999 are references to Gold Reserve Corporation.


VOTING RIGHTS AND PRINCIPAL SHAREHOLDERS

The Company's issued and outstanding shares consist of Class A common shares (each, a "Class A Share") and Class B common shares (each, a "Class B Share"). Unless otherwise noted, references to Common Shares in this Information Circular include both Class A Shares and Class B Shares. Holders of Class A Shares and holders of Class B Shares (collectively, the "Shareholders") are entitled to one vote per share and will vote as a single class on all matters to be considered and voted upon at the Meeting or any adjournment thereof.
As of May 4, 2006, there were 35,373,718 issued and outstanding Class A
Shares and 1,085,099 issued and outstanding Class B Shares for a total of 36,458,817 Common Shares eligible to vote.

The Company has set the close of business on May 17, 2006 as the record date for the Meeting. The Company will prepare a list of Shareholders of record at such time. Shareholders will be entitled to vote the shares then registered in their name at the Meeting except to the extent that (a) the holder has transferred the ownership of any of his shares after that date, and (b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he owns the shares, and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his shares at the Meeting or any adjournment thereof.

To the knowledge of the Directors and senior officers of the Company, as of May 4, 2006, no person, firm or corporation beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the voting rights attached to the Common Shares.

A quorum for the transaction of business at any meeting of the Shareholders shall be holders of at least one-third (1/3) of the outstanding Common Shares present in person or represented by proxy. Except as otherwise stated in this Information Circular, the affirmative vote of the holders of a majority of the Common Shares present at the Meeting, in person or by proxy, is required to approve all items presented in this Information Circular.




BUSINESS OF THE MEETING


Item 1 - Election of Directors

The articles of the Company provide that the Board of Directors (the "Board") shall consist of a minimum of 3 and a maximum of 15 Directors, with the actual number of Directors to be determined from time to time by the Board. The Company's Board presently consists of seven members.

The Board held 13 meetings during 2005 at which attendance, in person or by phone, averaged 98%. Various matters were considered and approved by written resolution during the year.

The by-laws of the Company provide that each Director shall be elected to hold office until the next annual meeting of the Company's Shareholders or until their qualified successors are elected. All of the current Directors' terms expire the date of the Meeting and it is proposed by management that each of them be re-elected to serve another term.

The following table and notes thereto states the names of each person proposed to be nominated by management for election as a Director, the province or state and country in which he is ordinarily resident, his age, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a Director of the Company and the number of Common Shares beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

The persons named in the accompanying form of proxy intend to vote for the election of these nominees unless otherwise directed. Management does not contemplate that the nominees will be unable to serve as Directors.


1) Proposed Nominee and Position in the Company
2) Age
3) Principal Occupation
4) Director Since
5) Number of Common Shares Beneficially Owned as of May 4, 2006(1)


1) Rockne J. Timm (2)(3)(6) Washington, USA Chief Executive Officer and
   Director
2) 60
3) Chief Executive Officer of the Company. Mr. Timm is also a Director and President of both MGC Ventures, Inc.
   and Great Basin Energies, Inc.
4) March 1984
5) 1,390,652

1) A. Douglas Belanger (2)(3)(6) Washington, USA President and
   Director
2) 52
3) President of the Company. Mr. Belanger is also a Director and Executive Vice President of both Great Basin Energies, Inc. and MGC Ventures, Inc.
4) August 1988
5) 1,447,675

1) James P. Geyer  Washington, USA Senior Vice-President and Director
2) 54
3) Senior Vice President of the Company.
4) June 1997
5) 459,267

1) James H. Coleman (2)(3)(6), Alberta, Canada, Non-Executive Chairman and Director
2) 55
3) Senior Partner of the law firm of Macleod Dixon LLP of Calgary, Alberta. He is also a Director of various public companies including Great Basin Energies,Inc. and MGC Ventures, Inc.
4) February 1994
5) 243,250

1) Patrick D. McChesney (2)(3)(5), Washington, USA Director
2) 56
3) Controller of Foothills Auto Group. He is also a Director of Great Basin Energies, Inc. and MGC Ventures, Inc.
4) August 1988
5) 90,674

1) Chris D. Mikkelsen (2)(3)(4)(5), Washington, USA Director
2) 54
3) Principal in McDirmid, Mikkelsen & Secrest, P.S. (a certified public accounting firm). Mr. Mikkelsen is also a Director of Great Basin Energies, Inc. and MGC Ventures, Inc.
4) June 1997
5) 284,500

1) Jean Charles Potvin (4)(5), Ontario, Canada  Director
2) 52
3) Director, Chairman and Chief Executive Officer of Tiomin Resources Inc.
4) November 1993
5) 58,604

(1)   Includes Common Shares issuable pursuant to options exercisable as of
      May 4, 2006 or exercisable within 60 days of May 4, 2006 as follows:
      Mr. Timm, 531,867; Mr. Belanger, 431,303; Mr. Geyer, 224,473; Mr.
      Coleman, 144,444; Mr. McChesney, 90,674; and Mr. Mikkelsen, 50,000.
(2)	Messrs. Timm, Belanger, Coleman, McChesney, and Mikkelsen are Directors
      of Great Basin Energies, Inc., which owns 491,192 Common Shares, or 1.3% of the outstanding Common Shares. The foregoing individuals beneficially own 8.6%, 5.4%, 2.2%, 1.6%, and 1.1%, respectively, of the outstanding common shares of Great Basin Energies, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in Great Basin Energies, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the Common Shares owned by Great Basin Energies, Inc.
(3)	Messrs. Timm, Belanger, Coleman, McChesney, and Mr. Mikkelsen are
      Directors of MGC Ventures, Inc., which owns 258,083 Common Shares, or 0.7% of the outstanding Common Shares. The foregoing individuals beneficially own 9.5%, 9.7%, 4.1%, 3.0%, and 2.0%, respectively, of the outstanding common shares of MGC Ventures, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in MGC Ventures, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the Common Shares owned by MGC Ventures, Inc.
(4)	Member of the Compensation Committee.
(5)	Member of the Audit Committee.
(6)	Member of the Executive Committee.

Each of the foregoing nominees has held his present principal occupation with his current employer or other positions with the same firm throughout the last five years, with the exception of Mr. McChesney, who in addition to assuming his current position with Foothills Auto Group, was controller for Remtech, Inc. in 2004 and 2005 and has been president of LMO Test Systems, Inc. since March 1996.



Item 2 - Appointment of Auditors

It is proposed that the firm of PricewaterhouseCoopers LLP be appointed by the Shareholders as independent certified public accountants to audit the financial statements of the Company for the year ending December 31, 2006.

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the re-appointment of PricewaterhouseCoopers LLP as auditors of the Company until the next annual meeting of the Company's Shareholders, or until their successors are duly appointed, at a remuneration to be fixed by the Board. PricewaterhouseCoopers LLP were first appointed auditors of the Company in 1992.

Item 3 - Approval of the Purchase of Class A Shares by the KSOP Plan

The Company maintains a retirement plan, the KSOP Plan, for eligible employees of Gold Reserve Corporation. The annual contribution to the KSOP Plan participants is formula-driven based on a percentage of compensation and is used to allocate Class A Shares purchased by the KSOP Plan. For a more detailed description of the KSOP Plan, see "Executive Compensation - KSOP Plan".

On November 15, 2005, the Board approved the issuance of 100,000 Class A Shares for purchase by the KSOP Plan at a price of US $1.89063 (Cdn. $2.21) per Class A Share, which represented the closing market price on the TSX (converted to US $) on November 14, 2005 of the Class A Shares. As of December 31, 2005, 28,742 Class A Shares remained in the KSOP Plan to be allocated to KSOP Plan participants, representing approximately 0.08% of the issued and outstanding Common Shares of the Company at that time.

Assuming the resolution approving the purchase of Class A Shares by the KSOP Plan is approved, 128,742 Class A Shares, representing approximately 0.35% of the issued and outstanding Common Shares, would be available for allocation to KSOP Plan participants.

In order for the acquisition of Class A Shares by the KSOP Plan to comply with certain requirements of the TSX, this resolution must be approved by a majority of the votes cast on such resolution.

Approval of this resolution in compliance with the rules of the TSX will enable the Company to allocate the Class A Shares pursuant to the employee stock ownership component of the KSOP Plan to eligible participants in compliance with the TSX's limitations on awards to such persons pursuant to share compensation arrangements.

The persons named in the accompanying proxy intend to vote for the approval of the authorization to issue 100,000 Class A Shares to the KSOP Plan unless otherwise directed.


The following resolution in respect of the issuance of Class A Shares for the KSOP Plan will be proposed at the Meeting:

"BE IT RESOLVED THAT:

1. The issuance of 100,000 Class A Shares for purchase by the KSOP Plan at a price of US $1.89063 (Cdn. $2.21) be and is hereby approved, and

2. Any officer or director of the Company be and is hereby authorized for and on behalf of the Company to execute and deliver all such instruments and documents and to perform and do all such other acts and things as may be deemed advisable in such individual's discretion for the purpose of giving effect to this resolution."

The Board has determined that the issuance to the KSOP Plan of 100,000 Class A Shares is in the best interests of the Company and recommends that the Shareholders vote in favor of the resolution authorizing such issuance.


EXECUTIVE COMPENSATION


Summary Compensation Table

The following table sets forth the compensation paid by the Company to the Chief executive officer, the Chief Financial Officer and to each of the three most highly compensated executive officers of the Company who were serving in such capacities at December 31, 2005 ("the Named Executive Officers").




                                                                                      Long Term Compensation
                                                                                    Awards              Payouts
                            Annual Compensation                                              Restricted
                                                                           Securities       Shares Or
                                                                              Under        Restricted                   All Other
Name and                                                 Other Annual     Options/ SARs       Share        LTIP        Compensation
Principal Position       Year      Salary$    Bonus$    Compensation($)     Granted(#)(1)     Units($)   Payouts($)      ($)(2)
Rockne J. Timm           2005     $250,000   $80,000               -              -               -            -          $42,000
Chief Executive Officer  2004      217,917    95,000               -         45,000               -            -           39,000
                         2003      195,000         -               -              -               -            -           42,000

Robert A. McGuinness
Vice President Finance   2005      140,000    47,500               -              -               -            -           37,500
and CFO                  2004      128,333    50,000               -         20,000               -            -           35,667
                         2003      120,000         -               -         11,500               -            -           26,770

A Douglas Belanger       2005      225,000    62,500               -              -               -            -           42,000
President                2004      201,250    65,000               -         30,000               -            -           41,000
                         2003      175,000         -               -              -               -            -           39,040

James P. Geyer           2005      200,000    55,000               -              -               -            -           42,000
Senior Vice President    2004      185,417    57,500               -         25,000               -            -           41,000
                         2003      175,000         -               -              -               -            -           39,040

Douglas E. Stewart       2005      126,000    40,000               -         40,000               -            -           33,200
Vice President -         2004      114,333    40,000               -         20,000               -            -           30,867
Project Development      2003      101,000         -               -         25,633               -            -           22,531


(1)   Options for Common Shares granted during the year.
(2) Consists of the dollar value of the following number of Class A Shares purchased under the Company's KSOP Plan and allocated to the account of each Named Executive Officer during 2005, 2004, and 2003, respectively as follows: Mr. Timm: 14,483, 18,785, and 39,463; Mr. McGuinness:
      12,931, 17,180, and 25,153; Mr. Belanger: 14,483, 19,749, and 36,681;
      Mr. Geyer: 14,483, 19,749, and 36,681; and Mr. Stewart: 11,448, 14,868,
      and 21,170.

Options Granted For Class A Shares of the Company to the Named Executive Officers During the Year Ended December 31, 2005.

The following table sets forth information concerning grants of stock options to acquire Class A Shares to the Named Executive Officers pursuant to the rules and policies of the TSX and the regulations of the American Stock Exchange during the fiscal year ended December 31, 2005:



                                                               Market Value of
                                    % of Total                    Securities
                      Securities     Options        Exercise      Underlying
                         Under      Granted to         or          Options on
                        Options    Employees in    Base Price   Date of Grant     Expiration
Name                    Granted    Fiscal year    ($/Security)  ($/Security)(1)     Date
----------------------------------------------------------------------------------------------
Douglas E. Stewart       40,000       7.84%           $3.69           $3.69      March 31, 2010



(1) Based on the closing price on the TSX converted to US dollars at time of grant.


Aggregated Option Exercises During the Year Ended December 31, 2005 and Option Values as of December 31, 2005.

The following table sets forth all options exercised during 2005 and values for all options granted to the Named Executive Officers as of December
31, 2005.



                                                                      Value of
                                                                     Unexercised
                                                   Unexercised      in-the-Money
                                                   Options/SARs     Options/SARs
Name                  Securities     Aggregate     at FY-End (#)     at FY-End ($)(2)
                     Acquired on      Value         Exercisable/     Exercisable/
                     Exercise (#)  Realized(1)($)  Unexercisable    Unexercisable
-----------------------------------------------------------------------------------
Rockne J. Timm          118,083      $318,269        531,867/-     $1,075,976/-
Robert A. McGuinness     42,207       113,761        228,915/-        436,287/-
A. Douglas Belanger     137,652       361,600        431,303/-        886,880/-
James P. Geyer           64,736       174,483        224,473/-        440,835/-
Douglas E. Stewart            -             -     109,666/13,334      102,628/-



(1) The "Aggregate Value Realized", if applicable, was calculated by determining the difference between the market value of the securities acquired on the date of exercise (based on the closing price on the American Stock Exchange on the date of exercise, which approximates the closing price on the TSX also on the date of exercise) less the exercise price of the options exercised.
(2) The "Value of Unexercised in-the-Money Options at FY-End" was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such options. At December 31, 2005, the closing price of the Class A Shares on the American Stock Exchange was $2.93.



Equity Incentive Plan

Employees of the Company and its subsidiaries are eligible to receive grants under the Equity Incentive Plan (the "Plan"), as amended in 2006. The Board or a committee of the Board is responsible for the administration of the Plan. The Plan provides for the issuance of up to a rolling 10% of the outstanding shares of the Company, through the grant of "incentive stock options" and "non-statutory options" to purchase Class A Shares, stock appreciation rights ("SARs"), and restricted stock.

As of May 4, 2006, options for the purchase of 3,017,834 Class A Shares remained outstanding and 562,058 Class A Shares remained available for grant under the Plan. Since inception, 650,350 shares of restricted stock have been granted from the Plan and no SARs have been granted.

Options, stock appreciation rights ("SARs") and restricted stock granted under the Plan are generally granted at the Fair Market Value of the Class A Shares defined as follows:

"subject to any applicable Exchange rules, the volume weighted average trading price or the United States Dollar equivalent of the Stock calculated by dividing the total value by the total volume of Stock on the Exchange where the majority of the trading volume and value of the Stock occurs, for the five trading days immediately preceding the relevant date;..."

A SAR entitles the holder of the related option, upon exercise of the SAR, to surrender such option or any portion thereof to the extent unexercised, and to receive payment of an amount determined by multiplying (i) the excess of the Fair Market Value of the Class A Shares immediately preceding the date of exercise of such SAR over the option price under the related option, by (ii) the number of shares as to which such SAR has been exercised. Notwithstanding the foregoing, the agreement evidencing the SAR may limit in any manner the amount payable with respect to any SAR.

The maximum number of shares of Class A Shares issuable to insiders:

a) at any time, under all security based compensation arrangements, cannot exceed 10% of the outstanding shares of Stock of the Company on the date of grant; and

b) within any one year period, under all security based compensation arrangements, cannot exceed 10% of the outstanding common shares on the date of grant.

Each option grant is limited to a maximum duration of 10 years from the time it is granted, except that an incentive stock option granted to a ten percent shareholder shall have a maximum duration of five years from the time it is granted and the vesting period is discretionary.

All Options shall be exercisable, during the Optionee's lifetime, only by the Optionee or by the guardian or legal representative of the Optionee or its alternative payee pursuant to such qualified domestic relations order, it being understood that the terms "holder" and "optionee" include the guardian and legal representative of the Optionee named in the Option Agreement and any person to whom an Option is transferred by will or the laws of descent and distribution, or pursuant to a qualified domestic relations order or a gift permitted by the Plan. Notwithstanding the above, incentive stock options shall only be transferable by will or by the laws of descent and distribution.

The Plan provides the following for termination of employment with regard to the options outstanding at the date of termination:

Retirement. Any then outstanding options under the Plan may be exercised at any time prior to the earlier of the expiration date of the outstanding options or 12 months after the date of retirement.

For Cause. Any then outstanding options become null and void.

Involuntary Termination of Employment. Any then outstanding options that are vested at the time of termination may be exercised at any time prior to the earlier of the expiration date of the vested outstanding options or 30 days after the date of termination.

Voluntary Termination of Employment. Any then outstanding options that are vested at the time of termination may be exercised at any time prior to the earlier of the expiration date of the vested outstanding options or 90 days after the date of termination.

The Board may, at any time and from time to time, modify, amend, suspend or terminate the Plan in any respect. Amendments to the Plan shall be subject to stockholder approval to the extent required to comply with any exemption to the short swing-profit provisions of Section 16 (b) of the U.S. Securities Exchange Act of 1934, as amended pursuant to rules and regulations promulgated thereunder, with the exclusion for performance-based compensation under Code Section 162 (m), or with the rules and regulations of any securities exchange on which the Shares are listed.


Equity Compensation Plan Information

The following table sets forth the information regarding the Equity Incentive Plan as of December 31, 2005:



                      Number of securities     Weighted-average    Number of
                      to be issued upon        exercise price      securities remaining
                      exercise of              of outstanding      available for future
                      outstanding options,     options, warrants   issuance under equity
Plan Category         warrants and rights      and rights          compensation plans

Equity compensation
  plans approved by
  securityholders         3,148,844               $1.36166            384,087
Equity compensation
  plans not approved
  by securityholders              -                      -                  -
Total                     3,148,844               $1.36166            384,087





KSOP Plan

The Company also maintains a retirement plan, the KSOP Plan for the benefit of eligible employees of the Company. The KSOP Plan consists of two components-a salary reduction component (401(k)) and stock ownership component (ESOP). Eligible employees are those who have been employed for a period in excess of one year and who have worked at least 1,000 hours during the year in which any allocation is to be made.

Employee contributions to the 401(k) component of the KSOP Plan are limited in each year to the total amount of salary reduction the employee elects to defer during the year, which is limited in 2006 to $15,000 ($20,000 limit for participants who are 50 or more years of age, or who turn 50 during 2006).

Employer contributions, stated as a percentage of eligible compensation, are determined each year by the Board of Directors and allocations are made in the form of Class A Shares or by cash. The number of Class A Shares released for allocation is determined by multiplying the total eligible compensation by the contribution percentage approved by the Board of Directors and dividing that number by the average price of the Class A Shares remaining in the KSOP Plan for distribution. For KSOP Plan year 2006 the Company has adopted a "Safe Harbor" contribution of 3% of eligible compensation. As of December 31, 2005, 28,742 Class A Shares remained in the KSOP Plan to be allocated to KSOP Plan participants, representing approximately 0.08% of the issued and outstanding Common Shares of the Company at that time.

Total employer and employee annual contributions to an employee participating in both the 401(k) and ESOP components of the KSOP Plan are limited (in 2006) to a maximum of $44,000 ($49,000 limit for participants who are 50 or more years of age or who turn 50 during 2006). The annual dollar limit is an aggregate limit which applies to all contributions made under this plan or any other cash or deferral arrangements.

Distributions from the KSOP Plan are not permitted before the participating employee reaches the age of 59, except in the case of death, disability, termination of employment by the Company or financial hardship. The employee stock ownership component of the KSOP Plan is qualified under Sections 421 and 423 of the U.S. Internal Revenue Code of 1986, as amended.

The Company allocated contributions to eligible KSOP Plan participants for plan years 2005, 2004, and 2003 were $280,074 (96,578 Class A Shares),
$254,779 (122,722 Class A Shares), and $216,432 (203,357 Class A Shares),
respectively. The aggregate number of Class A Shares for the three-year period is 422,657, which represents 1.6% of the current issued and outstanding Common Shares.



Report on Re-pricing of Options in Last Ten Completed Fiscal Years

During the last ten years the Shareholders approved two re-pricings of certain options held by the Named Executive Officers. The first re-pricing, dated April 3, 2000 and approved on June 2, 2000, was re-priced at a 25% premium to the market price of the Company's shares. The second re-pricing, dated December 20, 2000 and approved June 8, 2001, was re-priced at a 50% premium to the market price of the Company's shares and fifty-percent of all vested options, or immediately exercisable options, were unvested for the following twelve-month period. All re-priced options have five-year lives from the date of approval by Shareholders. The following table details the re-pricing information for options held by Named Executive Officers for the last ten years:

10-YEAR TABLE OF OPTIONS AND SAR RE-PRICINGS



                                Securities        Market                                      Length of
                               Under Options/    Price of        Exercise                     Original
                                                Securities at     Price                       Option Term
                                    SARs         Time of Re-     at Time of       New         Remaining at
                                 Re-priced       pricing or     Re-pricing or  Exercise       Date of
                 Date of        or Amended        Amendment      Amendment       Price        Repricing
Name            Repricing          (#)         ($/Security)    ($/Security)    ($/Security)   or Amendment
-----------------------------------------------------------------------------------------------------------
Rockne J. Timm    June 2, 2000     209,833         $0.73          $3.75          $1.00           2.8 years
                  June 8, 2001      27,200          0.47           1.13           0.72           1.7 years
                                    40,000          0.47           1.50           0.72           3.1 years
                                    50,000          0.47           2.59           0.72           2.2 years
                                   125,000          0.47           3.25           0.72           2.3 years
                                   244,667          0.47           3.75           0.72           2.2 years

Robert A.         June 2, 2000      92,207          0.73           3.75           1.00           2.8 years
McGuinness        June 8, 2001      30,000          0.47           1.50           0.72           3.1 years
                                    68,417          0.47           2.59           0.72           2.2 years
                                   115,998          0.47           3.75           0.72           2.2 years

A. Douglas
Belanger          June 2, 2000     172,652          0.73           3.75           1.00           2.8 years
                  June 8, 2001      26,000          0.47           1.13           0.72           1.7 years
                                    30,000          0.47           1.50           0.72           3.1 years
                                    65,000          0.47           2.59           0.72           2.2 years
                                    50,000          0.47           3.25           0.72           2.3 years
                                   230,303          0.47           3.75           0.72           2.2 years

James P.
Geyer             June 2, 2000      84,736          0.73           3.75           1.00           2.8 years
                  June 8, 2001      30,000          0.47           1.50           0.72           3.1 years
                                    64,209          0.47           2.59           0.72           2.2 years
                                     5,000          0.47           2.88           0.72           7.0 years
                                   100,264          0.47           3.75           0.72           2.2 years

Douglas E.
Stewart           June 8, 2001      79,367          0.47           1.50           0.72           3.1 years




Termination of Employment, Change in Responsibilities and Employment Contracts

At this time, there are no written contracts of employment as between the Company and the Named Executive Officers.

The Company has entered into agreements with each of the Named Executive Officers in order to induce them to remain with the Company in the event of a change of control (as defined in the agreements) (the "Change of Control Agreements"). The Board decided to implement such Change of Control Agreements given, among other things, the Named Executive Officers' familiarity and long-standing involvement with the Brisas project and the importance of each of their continued involvement in the on-going development of the Brisas project.

In the event of a change in control of the Company, each Named Executive Officer is entitled to, among other things, continue his employment with the Company and, if his employment is terminated within seven months following such change in control (other than for cause, disability, retirement or death) or if the Named Executive Officer terminates his employment for good reason (as defined in the agreements) at any time within seven months following the change of control, such individual will be entitled to receive, among other things, two or three times his annual salary and KSOP contributions, an amount equal to all bonuses received during the twelve months prior to the change of control, maintenance of health and insurance benefits for a period of 36 months and the buy-out of the cash value of any unexercised stock options (if so elected by the Named Executive Officer).


Composition of the Compensation Committee

The Company's compensation program was administered during 2005 by the Compensation Committee of the Board (the "Compensation Committee"), composed of Mr. Mikkelsen and Mr. Potvin. The function of the Compensation Committee was to evaluate the Company's performance and the performance of its executive officers, approve the cash and equity-based compensation of such executive officers and submit such approvals to the full Board for ratification. Compensation matters relating to the directors were administered by the full Board of Directors.


Report on Executive Compensation

The goal of the compensation program is to attract, retain and reward employees and other individuals who contribute to both the immediate and the long-term success of the Company. Contributions are largely measured subjectively, and are rewarded through cash and equity-based compensation vehicles.

The Company evaluates the extent to which strategic and business goals are met and measures individual performance, albeit subjectively, against development objectives and the degree to which teamwork and Company objectives are promoted. The Company strives to achieve a balance between the compensation paid to a particular individual and the compensation paid to other employees and executives having similar responsibilities within the Company. The Company also strives to ensure that each employee understands the components of his or her salary, and the basis upon which it is determined and adjusted.


The components of executive compensation are as follows:

Base Salary. The administration of the program requires the Compensation Committee to review annually the base salary of each executive officer of the Company and to consider various factors, including individual performance, experience, time in position, future potential, responsibility, and the executive's current salary in relation to the executive salary range at other mining companies. These factors are considered subjectively and none are accorded a specific weight.

Bonuses. In addition to base salary, the Compensation Committee from time-to -time recommends to the Board payments of discretionary bonuses to executives and selected employees. Such bonuses are based on the same criteria and determined in a similar fashion as described above.

Equity. The Compensation Committee from time-to-time recommends to the Board grants of options and/or restricted stock awards to executives and selected employees. In addition, the Compensation Committee annually determines the contribution by the Company to the KSOP Plan for allocation to individual participants. Participation in the KSOP Plan by individual employees, including officers, is governed by the terms of the KSOP Plan.


Chief Executive Officer's Compensation

It is the responsibility of the Compensation Committee to review and recommend the compensation package for the Chief Executive Officer based on the same factors as those used in determining the base salaries for the other Named Executive Officers listed above.

The Compensation Committee has not developed specific quantitative or qualitative performance measures or other specific criteria for determining the compensation of the Company's Chief Executive Officer, primarily because the Company does not yet have a producing mine or other operations from which such quantitative data can be derived. As a consequence, the determination of the Chief Executive Officer's compensation in 2005 was largely subjective, and was based on the Company's progress in addressing its more immediate concerns, continued exploration, and identifying and analyzing new corporate opportunities.

Report submitted by Compensation Committee of the Board s/ Chris D. Mikkelsen s/ Jean Charles Potvin



Performance Graph

The following chart compares the total cumulative shareholder return (assuming re-investment of dividends) for $100 invested in shares of the Company with the cumulative total return of the Nasdaq Market and the S & P Gold and Precious Metals Mining Index for the period commencing on December 31, 2000 and ending on December 31, 2005.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

AMONG GOLD RESERVE INC., THE NASDAQ STOCK MARKET
(U.S.) INDEX AND THE S & P GOLD INDEX

CHART



Compensation of Directors

Consistent with the Board's intent to have both Directors and management hold shares of the Company, non-employee Directors, Messrs. Coleman, McChesney, Mikkelsen and Potvin, were each granted 10,000 Class A Shares in February 2005 for services during the fiscal year ended December 31, 2004; each were also granted 10,000 Class A Shares in October 2005 for services during the fiscal year ended December 31, 2005. The value of each share was US $3.92524 and US $2.14823, respectively.

Mr. Coleman was paid approximately $89,970 for services related to his position as director of the Company, during the fiscal year ended December 31, 2005.

Directors of the Company received no additional compensation for serving on Board committees or for attendance at the Board or committee meetings.

The following sets forth information concerning the exercise of stock options by the non-employee Directors during the fiscal year ended December 31, 2005:

                                                      Unexercised       Value of Unexercised
                                                      Options/SARs      in-the-Money
                       Securities                     at FY-End         Options/SARs at
                       Acquired on                    (#)               FY-End ($) (2)
                       Exercise     Aggregate Value   Exercisable/      Exercisable/
Name                   (#)          Realized (1)      Unexercisable     Unexercisable

J. C. Potvin           51,871      $139,809            48,741 / -       107,718 /-
Patrick D. McChesney   36,711        99,511            90,674 / -       200,390 /-
James H. Coleman       67,222       181,184           144,444 / -       153,471 /-
Chris D. Mikkelsen     20,759        71,826            91,519 / -       160,257 /-



(1) The "Aggregate Value Realized", if applicable, was calculated by determining the difference between the market value of the securities acquired on the date of exercise (based on the closing price on the American Stock Exchange on the date of exercise, which approximates the closing price on the TSX also on the date of exercise) less the exercise price of the options exercised.
(2)	The "Value of Unexercised in-the-Money Options at FY-End" was
      calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such options. At December 31, 2005, the closing price of the shares of common stock on the American Stock Exchange was $2.93.


Directors and Officers Insurance

The Company carries directors and officers liability insurance which is subject to a total aggregate limit of $25,000,000 and deductibles of up to $250,000 for each claim. The premium for the latest policy period is $242,200.



INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS OTHER THAN SECURITIES PURCHASE PROGRAMS

No director, executive officer or senior officer, or associate or affiliate of any such director, executive officer or senior officer, is or at any time since the beginning of the most recently completed financial year of the Company was indebted to the Company.


INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the Directors, officers of the Company, nor any person or corporation owning more than 10% or any class of voting securities of the Company, nor any associates or affiliates of any of them, had or has any material interest in any transaction since the commencement of the Company's last financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.


AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Audit Committee of the Board of Directors operates within a written mandate, as approved by the Board of Directors, which describes the Committee's objectives and responsibilities. The full text of the Audit Committee Charter is attached as Appendix A to this Information Circular.

Composition of the Audit Committee

The Audit Committee is composed of the following 3 directors:

       Chris D. Mikkelsen (Chair)
       Jean Charles Potvin
       Patrick D. McChesney

The Board of Directors has determined each member of the Audit Committee to be "independent" and "financially literate" as such terms are defined under Canadian securities laws. In addition, the Chair of the Committee, Mr. Mikkelsen, is considered by the Board to qualify as an "audit committee financial expert" as defined by the SEC. The Board has made these determinations based on the education and experience of each member of the Committee, as outlined below.

Relevant Education and Experience
The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee:


Mr. Mikkelsen is a Principal in McDirmid, Mikkelsen & Secrest, P.S., a certified public accounting firm. Mr. Mikkelsen has a Professional Accounting degree from Eastern Washington University. After working for a national accounting firm, he left in 1976 to form McDirmid, Mikkelsen and Secrest, P.S. He has extensive technical audit and accounting experience related to a variety of industries. Mr. Mikkelsen has been Chair of, and a member of, this Committee since August 1998.

Mr. Potvin is Chief Executive Officer of Tiomin Resources Inc., a company involved in the development of several large titanium-bearing mineral sands deposits in Kenya. Mr. Potvin holds a Bachelor of Science degree in Geology from Carleton University and an MBA from the University of Ottawa. He spent nearly 14 years as a mining investment analyst for a large Canadian investment brokerage firm (Burns Fry Ltd., now BMO Nesbitt Burns Inc.). He is also a member of the audit committee of Polaris Energy Corporation, a publicly-listed geothermal-based power producer. Mr. Potvin has been a member of this Committee since August 2003.

Mr. McChesney is the Controller of Foothills Auto Group, an operator of franchised auto dealerships, where he is responsible for the financial statements. He is also President of LMO Test Systems, Inc., a manufacturer of automated test equipment for the semiconductor industry, where he is also responsible for the company's financial statements. Mr. McChesney graduated from the University of Portland, with a Bachelor degree in Accounting. For his entire 32 year working career, he has prepared and analyzed financial statements in the mining, public accounting, retail, electronics and construction industries. Mr. McChesney has been a member of this Committee since August 1998.

External Auditor Service Fees

Fees payable to the Company's independent external auditor, PricewaterhouseCoopers LLP, are detailed in the following table:

Fee category      Year Ended 2005 (US$)      Year Ended 2004 (US$)
Audit             $75,000                      $42,100
Audit related      22,000                       15,700
Tax                79,750                        3,668
All other fees          -                            -

Total            $176,750                      $61,468

The nature of the services provided by PricewaterhouseCoopers LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by PricewaterhouseCoopers LLP for the audit of the Company's annual financial statements.

Audit-related Fees

Audit-related fees were for the review of the Company's quarterly financial statements and services provided in respect of other regulatory-required auditor attest functions associated with government audit reports, registration statements, prospectuses, periodic reports and other documents filed with securities regulatory authorities or other documents issued in connection with securities offerings.

Tax Fees

Tax fees were for services outside of the audit scope and represented consultations for tax compliance and advisory services relating to common forms of domestic and international taxation.

All Other Fees

None.

Pre-approval Policies and Procedures

The Company's Audit Committee has adopted policies and procedures for the pre-approval of services performed by the Company's external auditors, with the objective of maintaining the independence of the external auditors. The Company's policy requires that the Audit Committee pre-approve all audit, audit-related, tax and other permissible non-audit services to be performed by the external auditors, including all engagements of the external auditors with respect to the Company's subsidiaries. Prior approval of engagements for services other than the annual audit may, as required, be approved by the Chair of the Committee with the provision that such approvals be brought before the full Committee at its next regular meeting. The Company's policy sets out the details of the permissible non-audit services consistent with the independence requirements of the United States Sarbanes-Oxley Act of 2002 and the Canadian independence standards for auditors. The Chief Financial Officer presents the details of any proposed assignments of the external auditor for consideration by the Audit Committee. The procedures do not include delegation of the Audit Committee's responsibilities to management of the Company.


CORPORATE GOVERNANCE

The TSX requires listed corporations to disclose their approach to corporate governance. The Company's disclosure in this regard is set out in Appendix B to this Information Circular.


INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a Director or senior officer of the Company at any time since the beginning of the last financial year, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon.


ANY OTHER MATTERS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Annual and Special Meeting of Shareholders accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.


ADDITIONAL INFORMATION

Additional information about the Company may be found on the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission's website at www.sec.gov and on the Company's website at www.goldreserveinc.com. Additional financial information is provided in the Company's comparative financial statements and management's discussion and analysis for its year ended December 31, 2005, as contained in the 2005 Annual Report. A copy of this document and other public documents of the Company are available upon request to:

Gold Reserve Inc.
Attention: Robert A. McGuinness
926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
Phone: (509) 623-1500
Fax: (509) 623-1634


APPROVAL AND CERTIFICATION

The contents and the sending of this Information Circular have been approved by the Board.

The forgoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

Dated at Spokane, Washington, this 4th day of May, 2006.


Rockne J. Timm              Robert A. McGuinness
Chief Executive Officer     Vice President Finance and Chief Financial Officer

APPENDIX A

CHARTER OF THE
AUDIT COMMITTEE OF
THE BOARD OF DIRECTORS

Purpose

The primary purposes of the Audit Committee (the "Committee") are to oversee on behalf of the Board of Directors ("Board") of Gold Reserve Inc. (the "Company"):
.. _   the Company's accounting and financial reporting processes and the integrity of its financial statements;
.. _   the audits of the Company's financial statements and the
appointment, compensation, qualifications, independence and performance of the Company's independent auditors; and
.. _   the Company's compliance with legal and regulatory requirements.


The Committee also has the purpose of preparing the report that rules of the U.S. Securities and Exchange Commission (the "SEC") or the Ontario Securities Commission (the "OSC") require the Company to include in its annual proxy or information statement and Form 20-F filed with the SEC and/or its equivalent filed with the OSC.

The Committee's function is one of oversight only and does not relieve management of its responsibilities for preparing financial statements that accurately and fairly present the Company's financial results and condition, nor the independent auditors of their responsibilities relating to the audit or review of financial statements.

Organization

The Committee shall consist of at least three directors. The Board shall designate a Committee member as the chairperson of the Committee, or if the Board does not do so, the Committee members shall appoint a Committee member as chairperson by a majority vote of the authorized number of Committee members.

All Committee members shall be "independent", as defined and to the extent required in the applicable SEC and OSC rules and American Stock Exchange ("AMEX") and Toronto Stock Exchange ("TSX") listing standards and applicable laws and regulations, as they may be amended from time to time (collectively, such SEC and exchange requirements are referred to as the "listing standards"), for purposes of audit committee membership.

Notwithstanding the foregoing, one director who is not independent as defined by the AMEX listing standards, but who satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, and is not a current officer or employee or an immediate family member of such officer or employee may be appointed to the Committee if the Board, under exceptional and limited circumstances, determines that membership on the Committee by the individual is in the best interests of the Company and its shareholders, and the Board discloses, in the next periodic filing made with the SEC subsequent to such determination, the nature of the relationship and the reasons for that determination; provided, however, that any such non-independent Committee member may only serve on the Committee for two (2) years and may not serve as the chairperson of the Committee.

Each Committee member shall be able to read and understand fundamental financial statements including the Company's balance sheet, income statement, and cashflow statement upon appointment to the Committee. At all times there shall be at least one member of the Committee who, in the Board's business judgment, is an audit committee "financial expert" as defined in the SEC rules and is "financially sophisticated" as defined in the AMEX listing standards.

Subject to the requirements of the listing standards, the Board may appoint and remove Committee members in accordance with the Company's by-laws. Committee members shall serve for such terms as may be fixed by the Board, and in any case at the will of the Board whether or not a specific term is fixed.

Independent Auditors and Their Services

The Committee shall have the sole authority and direct responsibility for the appointment, compensation, retention, termination, evaluation and oversight of the work of the independent auditors engaged by the Company for purposes of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Company. The independent auditors shall report directly to the Committee. The Committee's authority includes the resolution of disagreements between management and the auditors regarding financial reporting.

The Committee shall pre-approve all audit, review, attest and permissible non-audit services to be provided to the Company or its subsidiaries by the independent auditors. The Committee may establish pre-approval policies and procedures in compliance with applicable listing standards. The Committee shall obtain and review, at least annually, a report by the independent auditors describing:

.. _   the firm's internal quality-control procedures; and

.. _   any material issues raised by the most recent internal
quality-control review, or peer review, of the auditing firm or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

In addition, the Committee's annual review of the independent auditors' qualifications shall also include the review and evaluation of the lead partner of the independent auditors for the Company's account, and evaluation of such other matters as the Committee may consider relevant to the engagement of the auditors, including views of company management and internal finance employees, and whether the lead partner or auditing firm itself should be rotated.

Annual Financial Reporting

As often and to the extent the Committee deems necessary or appropriate, but at least annually in connection with the audit of each fiscal year's financial statements, the Committee shall:

1. Review and discuss with appropriate members of management the annual audited financial statements, related accounting and auditing principles and practices, and (when required of management under the applicable listing standards) management's assessment of internal control over financial reporting.

2. Timely request and receive from the independent auditors the report required (along with any required update thereto) pursuant to applicable listing standards prior to the filing of an audit report, concerning:

.. _   all critical accounting policies and practices to be used;

.. _   all alternative treatments of financial information within generally accepted accounting principles for policies and practices relating to material items that have been discussed with company management, including ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the independent auditors; and

.. _   other material written communications between the independent auditors and company management, such as any management letter or schedule of unadjusted differences.

3. Discuss with the independent auditors the matters required to be discussed by AICPA Statement on Auditing Standards No. 61, including such matters as:

.. _   the quality and acceptability of the accounting principles applied in the financial statements;

.. _   new or changed accounting policies, and significant estimates, judgments, uncertainties or unusual transactions;

.. _   the selection, application and effects of critical accounting policies and estimates applied by the Company;

.. _   issues raised by any "management" or "internal control" letter from the auditors, problems or difficulties encountered in the audit (including any restrictions on the scope of the work or on access to requested information) and management's response to such problems or difficulties, significant disagreements with management, or other significant aspects of the audit; and

.. _   any off-balance sheet transactions, and relationships with any unconsolidated entities or any other persons, which may have a material current or future effect on the financial condition or results of the Company and are required to be reported under SEC rules.

4. Review and discuss with appropriate members of management the Company's intended disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" (or equivalent disclosures) to be included in the Company's annual report on Form 20-F filed with the SEC and its equivalent filed with the OSC.

5. Receive from the independent auditors a formal written statement of all relationships between the auditors and the Company consistent with Independence Standards Board Standard No. 1.

6. Actively discuss with the independent auditors any disclosed relationships or services that may impact their objectivity and independence, and take any other appropriate action to oversee their independence.


Quarterly Financial Reporting

The Committee's quarterly review shall normally include:

1. Review and discuss the quarterly financial statements of the Company and the results of the independent auditors' review of these financial statements with appropriate members of management.

2. Review and discuss with Company management and, if appropriate, the independent auditors, significant matters relating to:

.. _   the quality and acceptability of the accounting principles applied in the financial statements;

.. _   new or changed accounting policies, and significant estimates, judgments, uncertainties or unusual transactions;

.. _   the selection, application and effects of critical accounting policies and estimates applied by the Company; and

.. _   any off-balance sheet transactions and relationships with any unconsolidated entities or any other persons which may have a material current or future effect on the financial condition or results of the Company and are required to be reported under SEC rules.

3. Review and discuss with appropriate members of management the Company's intended disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" (or equivalent disclosures) to be included in the Company's quarterly reports prepared in accordance with Canadian requirements and filed on Form 6-K with the SEC and its equivalent filed with the OSC.

Other Functions

The Committee shall review and assess the adequacy of this charter annually, recommend any proposed changes to the full Board and, to the extent required by the listing standards, certify annually to any AMEX, TSX or other listing market that the Committee reviewed and assessed the adequacy of the charter.

The Committee shall discuss with management earnings press releases (including the type and presentation of information to be included, paying particular attention to any use of "pro forma" or "adjusted" non-GAAP information), and financial information and earnings guidance provided to analysts and rating agencies. This may be conducted generally as to types of information and presentations, and need not include advance review of each release or other information or guidance.

The Committee, to the extent it deems necessary or appropriate, shall periodically review with management the Company's disclosure controls and procedures, internal control over financial reporting and systems and procedures to promote compliance with applicable laws.

The Committee shall periodically:

.. _   inquire of management and the independent auditors about the
Company's major financial risks or exposures;

.. _   discuss the risks and exposures and assess the steps management has taken to monitor and control the risks and exposures; and

.. _   discuss guidelines and policies with respect to risk assessment and risk management.

The Committee shall conduct any activities relating to the Company's code(s) of conduct and ethics as may be delegated from time to time to the Committee by the Board.

The Committee shall establish and maintain procedures for:

.. _   the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

.. _   the confidential, anonymous submission by employees of the
Company of concerns regarding questionable accounting or auditing matters.

If the Committee so determines, the confidential, anonymous submission procedures may also include a method for interested parties to communicate directly with non-management directors.

It is the Company's policy that the Company shall not enter into transactions required to be disclosed under item 404 of the Securities and Exchange Commission's Regulation S-K or other applicable Canadian requirements unless the Committee first reviews and approves such transactions.

The Committee shall review and take appropriate action with respect to any reports to the Committee from internal or external legal counsel engaged by the Company concerning any material violation of securities law or breach of fiduciary duty or similar violation by the Company, its subsidiaries or any person acting on their behalf.

The Committee shall, from time to time as necessary, review the effect of regulatory and accounting initiatives on the financial statements of the Company. In addition, the Committee, as it considers appropriate, may consider and review with the full Board, company management, internal or external legal counsel, the independent auditors or any other appropriate person any other topics relating to the purposes of the Committee which may come to the Committee's attention.

The Committee may perform any other activities consistent with this charter, the Company's corporate governance documents and applicable listing standards, laws and regulations as the Committee or the Board considers appropriate.

Meetings, Reports and Resources

The Committee shall meet as often as it determines is necessary, but not less than quarterly. The Committee shall meet separately with management and independent auditors. In addition, the Committee may meet with any other persons, as it deems necessary.

The Committee may establish its own procedures, including the formation and delegation of authority to subcommittees, in a manner not inconsistent with this charter, the by-laws or the listing standards. The chairperson or a majority of the Committee members may call meetings of the Committee. A majority of the authorized number of Committee members shall constitute a quorum for the transaction of Committee business, and the vote of a majority of the Committee members present at a meeting at which a quorum is present shall be the act of the Committee, unless in either case a greater number is required by this charter, the by-laws or the listing standards. The Committee shall keep written minutes of its meetings and deliver copies of the minutes to the corporate secretary for inclusion in the Company's corporate records.

The Committee shall prepare any audit committee report required to be included in the Company's annual meeting proxy or information statement, and report to the Board on the other matters relating to the Committee or its purposes, as required by the listing standards. The Committee shall also report to the Board annually the overall results of its annual review of the independent auditors' qualifications, performance and independence. The Committee shall also report to the Board on the major items covered by the Committee at each Committee meeting, and provide additional reports to the Board as the Committee may determine to be appropriate, including review with the full Board of any issues that arise from time to time with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the independent auditors.

The Committee is at all times authorized to have direct, independent and confidential access to the independent auditors and to the Company's other directors, management and personnel to carry out the Committee's purposes. The Committee is authorized to conduct or authorize investigations into any matters relating to the purposes, duties or responsibilities of the Committee.

As the Committee deems necessary to carry out its duties, it is authorized to select, engage (including approval of the fees and terms of engagement), oversee, terminate, and obtain advice and assistance from outside legal, accounting, or other advisers or consultants. The company shall provide for appropriate funding, as determined by the Committee, for payment of:

.. _   compensation to the independent auditors for their audit and audit-related, review and attest services;

.. _   compensation to any advisers engaged by the Committee; and

.. _   ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Nothing in this charter is intended to preclude or impair the protection provided under corporation law for good faith reliance by members of the Committee on reports or other information provided by others.




APPENDIX B
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In this Appendix are the Company's corporate governance practices in accordance with National Instrument 58-101 "Disclosure of Corporate Governance Practices" ("NI 58-101"), and National Policy 58-201 "Corporate Governance Guidelines" ("NP 58-201"), which came into force in Canada on June 30, 2005. The Company's Board has reviewed this disclosure of the Company's corporate governance practices.

Disclosure Requirement under
Form 58-101F1
1. (a) Disclose the identity of directors who are independent.

Company's Governance Practices
1 (a) The Board of Directors (the "Board") of the Company believes that Messrs. Coleman, McChesney, Mikkelsen, and Potvin are "independent" within the meaning of section 1.4 of Multilateral instrument 52-110 "Audit Committees"
("MI 52-110") and section 1.2 of NI 58-101, as none of them is an executive officer or employee of the Company or party to any material contract with the Company and none of them receive remuneration from the Company in excess of directors' fees and grants of stock options. The Board believes that the four Directors are free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with their ability to act independently from management or to act as a director with a view to the best interests of the Company, other than interests and relationships arising from shareholdings.

Disclosure Requirement under
Form 58-101F1
(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

Company's Governance Practices
(b) Three Directors, Messrs. Timm, Belanger and Geyer, are employees of the Company and therefore not considered independent.

Disclosure Requirement under
Form 58-101F1
(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

Company's Governance Practices
(c) Four of seven, approximately 57.1% of the Company's current Directors, are independent.

Disclosure Requirement under
Form 58-101F1 Company's Governance Practices
(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Company's Governance Practices
(d) Such other directorships have been disclosed in "Item 1 - Election of Directors" section of this Information Circular.

Disclosure Requirement under
Form 58-101F1
(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

Company's Governance Practices
(e) The Board has not adopted a formal policy for the independent Directors to meet without management present before and after each regularly scheduled meeting of the Board. Without management present, the independent Directors met on three occasions during 2005 and are expected to continue to meet on a regular basis. These sessions are of no fixed duration and participating Directors are encouraged to raise and discuss any issues of concern.

Disclosure Requirement under
Form 58-101F1
(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Company's Governance Practices
(f) The Board has appointed James H. Coleman as its Chairman. Mr. Coleman is an independent director of the Company. One of his responsibilities is to oversee the Board processes so that it operates efficiently and effectively in carrying out its duties and to act as liaison between the Board and management.

Disclosure Requirement under
Form 58-101F1
(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.

Company's Governance Practices
(g) The Board held 13 meetings during 2005 at which attendance, in person or by phone, averaged 98%. Various matters were considered and approved by written resolution during the year.

Disclosure Requirement under
Form 58-101F1
2. Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

Company's Governance Practices
2. The Board is responsible for supervising the conduct of the Company's affairs and the management of its business. To assist the Board in implementing key policies, the Board delegates some of its responsibility to committees. Although the Board has delegated to management responsibility for the day-to-day operations of the Company, the Board has ultimate responsibility for the stewardship of the Company.

Strategic planning is at the forefront of deliberations at meetings of the Board. Management is responsible for the development of overall corporate strategies. These strategies are under constant review by the Board and senior management.

The Board's duties include overseeing strategic planning, reviewing and assessing principal risks to the Company's business and approving risk management strategies.

The Board ensures that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of the Company's business. Management reports regularly to the Board in relation to principal risks, which potentially could affect the Company's business activities.

The Board reviews and approves, for release to shareholders, quarterly and annual reports on the performance of the Company. It seeks to ensure that the Company communicates effectively with its shareholders, respective investors and the public, including dissemination of information on a timely basis. Through its officers, the Company responds to questions and provides information to individual shareholders, institutional investors, financial analysts and the media.

The Board's duties include supervising and evaluating management, authorizing significant expenditures, and overseeing the Company's internal controls and information systems.

Disclosure Requirement under
Form 58-101F1
3. (a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

Company's Governance Practices
3. (a) The Board has not developed a written position description for the Chair. The responsibilities of the Chair include presiding over Board meetings, assuming principal responsibility for the Board's operation and functioning, and ensuring that Board functions are effectively carried out.

The Board has not developed written position descriptions for the chair of any committee of the Board.

The responsibilities of committee chairs include presiding over committee meetings, ensuring that the committee is properly organized and effectively discharges its duties, reporting to the Board with respect to the activities of the committee, and leading the committee in reviewing and assessing on an annual basis, the adequacy of the committee's mandate and its effectiveness in fulfilling its mandate.

Disclosure Requirement under
Form 58-101F1
(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

Company's Governance Practices
(b) The board has not developed a written position description for the CEO.

The CEO reports to the Board and has general supervision and control over the business and affairs of the Company. The CEO's responsibilities include:

(a) fostering a corporate culture that promotes ethical practices, encourages individual integrity and fulfills social responsibility;

(b) developing and recommending to the Board a long-term strategy and vision for the Company that leads to creation of shareholder value;

(c) developing and recommending to the Board annual business plans and budgets that support the Company's long-term strategy; and

(d) consistently striving to achieve the Company's financial and operating goals and objectives.

Disclosure Requirement under
Form 58-101F1
4. (a) Briefly describe what measures the board takes to orient new directors regarding the role of the board, its committees and its directors, and the nature and operation of the issuer's business.

Company's Governance Practices
4 (a) Due to its current size, the Board does not currently provide an orientation and education program for specifically training new recruits to the Board.

Disclosure Requirement under
Form 58-101F1
(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Company's Governance Practices
(b) Due to its current size, the Board does not provide a continuing education program for its Directors. All Directors are given direct access to management, which is encouraged to provide information on the Company and its business and affairs to Directors. The Board believes that each of its Directors maintain the skills and knowledge necessary to meet their obligations as Directors.

Disclosure Requirement under
Form 58-101F1
5. (a) (i) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code, disclose how a person or company may obtain a copy of the code.

Company's Governance Practices
5. (a) (i) The Board has adopted the Gold Reserve Inc. Code of Conduct and Ethics (the "Code"), which can be found at www.goldreserveinc.com and is available in print to any shareholder who requests it.

Disclosure Requirement under
Form 58-101F1
(a) (ii) Describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code.

Company's Governance Practices
(a) (ii) The Compliance Officer, as well as other officers, Directors and the Company's legal and other advisors, have the full power and authority to investigate any evidence of improper conduct, violations of laws, rules, regulations or the Code, and to determine what steps, if any, should be taken to resolve the problem and avoid the likelihood of its recurrence.

Disclosure Requirement under
Form 58-101F1
(a) (iii) Provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

Company's Governance Practices
(a) (iii) The Company has not filed any material change reports since the beginning of the 2005 financial year that pertains to any conduct of a Director or executive officer of the Company that constitutes a departure from the Code.

Disclosure Requirement under
Form 58-101F1
(b) Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Company's Governance Practices
(b) Each Director must possess and exhibit the highest degree of integrity, professionalism and values, and must never be in a conflict of interest with the Company. A Director who has a conflict of interest regarding any particular matter under consideration must advise the Board, refrain from debate on the matter and abstain from any vote regarding it.

All Company employees, including officers, and Directors are expected to use sound judgment to help maintain appropriate compliance procedures and to carry out the Company's business with honesty and in compliance with laws and high ethical standards. Each employee and Director is expected to read the Code and demonstrate personal commitment to the standards set forth in the Code.

Disclosure Requirement under
Form 58-101F1
(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

Company's Governance Practices
(c) The Company will not tolerate retaliation against an employee or Director for reporting in good faith any violations of the Code, and any such retaliation is against Company policy. Employees and Directors who violate the Code may be subject to disciplinary action, including termination of employment.

Knowledge of a violation and failure to promptly report or correct the violation may also subject an employee or Director to disciplinary action up to and including immediate discharge from employment.

Disclosure Requirement under
Form 58-101F1
6. (a) Describe the process by which the board identifies new candidates for board nomination.

Company's Governance Practices
6. (a) In considering and identifying new candidates for Board nomination, the Board considers it appropriate, where relevant, to address succession and planning issues.

Disclosure Requirement under
Form 58-101F1
(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

Company's Governance Practices
(b) Due to its current size, the Board does not currently have a separate committee for identifying new candidates for Board nomination. The size and composition of the Board is subject to periodic review by the Board as a whole. The Board as a whole bears this responsibility.

Disclosure Requirement under
Form 58-101F1
(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

Company's Governance Practices
(c) The Board does not currently have a nominating committee.

Disclosure Requirement under
Form 58-101F1
7. (a) Describe the process by which the board determines the compensation for the issuer's directors and officers.

Company's Governance Practices
7. (a) The Board reviews from time to time the compensation paid to Directors in order to ensure that they are being adequately compensated for the duties performed and the obligations they assume. The Board as a whole is responsible for determining the compensation paid to the Directors.

The Board considers evaluations submitted by the Compensation Committee evaluating the Company's performance and the performance of its executive officers, and ratifies the cash and equity-based compensation of such executive officers approved by the Compensation Committee.

The Company evaluates the extent to which strategic and business goals are met and measures individual performance, albeit subjectively, against development objectives and the degree to which teamwork and Company objectives are promoted. The Company strives to achieve a balance between the compensation paid to a particular individual and the compensation paid to other employees and executives having similar responsibilities within the Company. The Company also strives to ensure that each employee understands the components of his or her salary, and the basis upon which it is determined and adjusted.

Disclosure Requirement under
Form 58-101F1
(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

Company's Governance Practices
(b) The Compensation Committee, which met 12 times during 2005 in person and by phone, consists of Messrs. Mikkelsen (Chair) and Potvin, both of whom are independent directors.

Disclosure Requirement under
Form 58-101F1
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

Company's Governance Practices
(c) The function of the Compensation Committee is to evaluate the Company's performance and the performance of its executive officers, approve the cash and equity-based compensation of such executive officers and submit such approvals to the full Board for ratification.

The Compensation Committee has not developed specific quantitative or qualitative performance measures or other specific criteria for determining the compensation of the Company's CEO, primarily because the Company does not yet have a producing mine or other operations from which such quantitative data can be derived. As a consequence, the determination of the CEO's compensation in 2005 was largely subjective, and based on the Company's progress in addressing its more immediate concerns, continued exploration, and identifying and analyzing new corporate opportunities.

Disclosure Requirement under
Form 58-101F1
(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Company's Governance Practices
(d) A compensation consultant has not been engaged by the Company since the beginning of the Company's most recent financial year to assist in determining compensation for the Directors or officers of the Company.

Disclosure Requirement under
Form 58-101F1
8. If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Company's Governance Practices
8. The Executive Committee, which is comprised of Messrs. Coleman, Timm and Belanger, meets in person or by phone on a regular basis. Mr. Coleman is considered an independent director. Messrs. Timm and Belanger are not considered independent directors with the definition in MI 52-110.

The Executive Committee facilitates the Company's activities from an administrative perspective, but does not supplant the full Board in the consideration of significant issues facing the Company. The Audit Committee, the Compensation Committee and the Executive Committee are the only committees of the Board.

Disclosure Requirement under
Form 58-101F1
9. Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

Company's Governance Practices
9. Due to its current size, the Board does not currently have a separate committee for assessing the effectiveness of the Board as a whole, the committees of the Board, or the contribution of individual Directors. The Board as a whole bears these responsibilities.


GOLD RESERVE INC.
PROXY
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

June 21, 2006

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF GOLD RESERVE INC.

The undersigned shareholder of Gold Reserve Inc. (the "Company") hereby appoints Rockne J. Timm, Chief Executive Officer of the Company, or failing him, Robert A. McGuinness, Vice President Finance and Chief Financial Officer of the Company, or instead of either of them ____________________, as proxyholder for the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the Annual and Special Meeting (the "Meeting") of Shareholders of the Company to be held on June 21, 2006 at 9:30 a.m. (Pacific daylight time) and at any adjournment thereof, in the same manner, to the same extent and with the same powers as if the undersigned were present at the said Meeting or any adjournment or adjournments thereof and, without limiting the general authorization given, the person above named is specifically directed to vote on behalf of the undersigned in the following manner:

The shareholder may appoint a proxyholder other than any person designated in this form of proxy to attend and act on the shareholder's behalf at the Meeting, by writing the name of the designee in the blank provided in the paragraph above.

1) On the election of directors, for the nominees set forth in the Information Circular of the Company dated May 4, 2006:

    VOTE FOR ____________   or    WITHHOLD VOTE _________
    (and, if no specification is made, to VOTE FOR);

2)  On the appointment of PricewaterhouseCoopers LLP as auditors of the
    Company:

    VOTE FOR ____________   or    WITHHOLD VOTE _________
    (and, if no specification is made, to VOTE FOR);

3) On the approval of the issuance of 100,000 Class A common shares of the Company for purchase by the KSOP Plan:

    VOTE FOR ____________   or    VOTE AGAINST _________
    (and, if no specification is made, to VOTE FOR);

and conferring discretionary authority to vote on amendments or variations to the matters identified in the Notice of Annual and Special Meeting relating to the Meeting and on all other matters that may properly come before the Meeting or any adjournment thereof in such manner as the person above named may see fit.

The undersigned hereby revokes any instrument of proxy previously given and does hereby further ratify all the said proxy may lawfully do in the premises.

DATED this _____ day of __________, 2006.

________________________________________  ____________________________________
Print Name						Print Name (if held jointly)

________________________________________  ____________________________________
Signature						Signature (if held jointly)


99.3 Annual Report to Shareholders

2005 Annaul Report to Shareholders
Gold Reserve

To Our Shareholders and Employees

Once again we have had a year of tremendous progress at Gold Reserve. Against a backdrop of rising commodity prices the task of bringing Brisas towards production was substantially advanced.
Our management team with the assistance of a number of independent consultants completed a Bankable Feasibility Study for the Brisas project in early 2005. The initial plan for the Brisas Project was a 70,000 tonne per day gold and copper mine producing an estimated 486,000 ounces of gold and 63 million pounds of copper annually. At the time of its completion, the economic model contained in the Study utilized $400 gold and $1.00 copper resulting in a rate of return which, along with the other conclusions in the Study, caused the board of directors to approve development of the project, and also authorized management to begin the process of structuring and obtaining the necessary project debt and equity financing. Of course with more recent gold and copper prices, the project rate of return is even more robust.

Subsequent to the completion of the Feasibility Study and after a great deal of evaluation, the Company was pleased to select SNC Lavalin Engineers & Constructors and its affiliate SNC-Lavalin International to undertake the engineering, procurement and construction management for the Brisas Project. SNC Lavalin has extensive experience in mining projects as well as previous experience in Venezuela.

As with any mining project of this size and stage of development, the development of the various assumptions and conclusions noted in the Feasibility Study such as capital and operating costs, the resource and reserve calculations and economic analysis is an iterative process.

Subsequent to the release of the Feasibility Study, we expanded the Brisas project mineral resource from 11.0 million ounces of gold and
1.37 million pounds of copper to 12.4 million ounces of gold and 1.6 billion pounds of copper and increased the mineral reserve from 9.2 million ounces of gold and 1.18 billion pounds of copper to 10.1 million ounces of gold and 1.29 billion pounds of copper.

With the help of SNC Lavalin, initial capital costs contained in the Feasibility Study were recently subjected to an in-depth analysis, which resulted in an increase in the initial capital cost from $552 million to an estimated $638 million. We were pleased the approximately 16% increase was less than what the rest of the mining industry has been experiencing in the last 18 months and do not expect the increase in initial capital to negatively impact the Brisas Project financing efforts.

As you would expect, the Company is beginning to evolve in anticipation of moving forward with the construction of the Brisas Project. We have employed a number of additional senior personnel for the project with plans to continue our efforts to secure qualified personnel to construct and operate the proposed mine. In 2005 Robert Wunder joined us as Vice President Operations for Gold Reserve de Venezuela and John Galbavy joined us as Vice President and Chief Legal Officer. A number of other technical and operating personnel were added as well. This is just the beginning. We expect to employ almost 1,000 personnel, of which over 95% will be located in Venezuela, when the Brisas Project is fully operational.

There are a number of permits and approvals required during the course of the construction process especially for a project of this magnitude. Our efforts to obtain the most important permit required to start construction, the Administrative Authorization to Affect Natural Resources for Construction of Infrastructure and Exploitation of Alluvial and Vein Deposits of Gold and Copper is progressing. Late last year we submitted our Venezuelan Environmental and Social Impact Study with respect to the Brisas Project to the Venezuelan Ministry of the Environment and Natural Resources. Meetings with the appropriate government ministries in charge of the mining industry are ongoing and have been very constructive. We expect this pivotal permit in due course.

From time to time and most recently in September of last year comments attributed to various government officials regarding the future of mining in Venezuela have been reported in our opinion out of context, negatively impacting the Company's share price as well as other mining companies operating in Venezuela. The Company enjoys an excellent working relationship with the Venezuelan government and we look forward to the economic and social development of the Brisas Project in a mutually beneficial manner with the communities located near the project, the people of Bolivar State and the Bolivarian Republic of Venezuela.

One of our main objectives is to stay financially strong and with the signing of the engineering, procurement and construction management contracts we felt it was prudent to increase our cash to take the Company through the permitting stage. In May of 2006 we completed a Cdn$30 million public offering of our common shares with an underwriting led by Sprott Securities Inc. and RBC Capital Markets both of Toronto. In the future our financial plan for the Brisas Project is to secure an estimated $400 million project debt package with the remaining required funds acquired through the issuance of equity or quasi-equity. We are working with our financial advisors to develop the optimum structure that will maximize the debt leverage while minimizing the equity dilution.

On behalf of the directors, I thank all of our employees for their dedication over the last year, our shareholders for their support and patience and our consultants and advisors for their assistance in attaining our long-term goals.

We are committed to sustainable growth through the construction and operation of the Brisas Project while maintaining a strong commitment to our principles of business. We will remain financially strong, stay committed to environmental excellence, provide a safe and productive workplace, and adhere to the highest principles of ethics. 2006 and beyond promises to be an exciting time period for the Company as we work towards our goal to realize the value of the Brisas asset and place it into production. Beyond that we also hope to see the potential value of Choco 5 unveiled from our exploration efforts as well.

On behalf of the Board,
Doug Belanger
President


Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Forward-Looking Statements

The information presented in this Annual Report contains both historical information and forward-looking statements (including within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). These forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize, prove incorrect or materialize other than as currently contemplated, could cause the results of the Company and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments;
regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas
Project; in the event any key findings or assumptions previously determined by the Company or the Company's consultants in conjunction with the feasibility study concerning the Brisas Project prepared in 2005 (as updated or modified from time to time) (the "Bankable Feasibility Study") significantly differ or change as a result of actual results in the Company's expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); the Company's dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that is expected to be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "assume," "positioned," "may," "could" and other similar expressions that are predictions of or indicate future events and future trends that do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this document, other documents filed periodically with securities regulators or documents presented on the Company's website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise. Investors are urged to read the Company's filings with Canadian and U.S. securities regulatory agencies, which can be viewed on-line at sedar.com or sec.com. Additionally, investors can request a copy of any of these filings directly from the Company as described elsewhere herein.

Currency

All currency is in U.S. Dollars unless otherwise noted.

Mineral Reserve Estimates

The Brisas Project is an advanced development-stage project. The mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. We advise U.S. investors that definitions contained in National Instrument 43-101 differ in certain respects from those set forth in the U.S. Securities and Exchange Commission Industry Guide 7.

Overview

We prepare our consolidated financial statements in U.S. Dollars in accordance with accounting principles generally accepted in Canada. A reconciliation of the measurement differences between accounting principles generally accepted in Canada and the U.S. is presented in
Note 11 of the consolidated financial statements. The information contained below is as of March 30, 2006, unless otherwise noted, and should be read in conjunction with the Company's consolidated financial statements, included herein. The Company entered into one material contract outside the ordinary course of business as discussed herein.

The Company is engaged in the business of exploration and development of mining projects and is presently focused primarily on its most significant asset, the Brisas Project, and to a lesser extent the exploration of its Choco 5 property, both located in Bolivar State, Venezuela. The Company has no commercial production at this time. As a result, the Company has not recorded revenue or cash flow from its mining operations and has experienced losses from operations for each of the last five years, a trend we expect to continue until the Brisas Project is fully developed and put into production. The Company has historically financed its operations through the sale of common stock and other equity securities. Management expects the Brisas Project to be similarly financed along with project debt financing.

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2005. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports filed or submitted by the company under Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules. Subsequent to year-end, the board of directors adopted a formal corporate disclosure policy.

Operations in Venezuela

At December 31, 2005 and as of the date of this report, nearly all of our non-cash assets, including our primary mining asset, the Brisas Project, were located in Venezuela. The concentration of the Company's operations and assets in a foreign country exposes the Company to inherent local risks. See -Risk Factors contained in our 2005 Annual Information Form.

We are dependent on the Venezuelan regulatory authorities issuing the Company certain required operational and land use permits relating to the Brisas property before we may begin construction on, and operate, the Brisas property. Obtaining these required permits is also necessary in order for the Company to adequately identify and obtain suitable financing for the Brisas Project. A number of these pending items have been outstanding for a number of months. The resolution of these pending issues may be further delayed or withheld for any number of reasons outside of the Company's control or in response to the Company's lawful actions, including policy decisions of the Venezuelan government or its regulators or agents that have no legal basis, unexpected changes in laws or regulations, arbitrary decisions by relevant officials, requests for improper payments, favoritism towards other companies or persons or any other actions that may result from the changing and uncertain regulatory environment with respect to mining rights.

The Company's original Brisas Project operating plan was approved by MEM (now MIBAM) in 2003 and, since that approval, the Company has submitted to MIBAM a number of modifications in order to minimize impact to the environment and optimize economics of the Brisas Project, including an increase in milling capacity up to 70,000 tons per day and relocation of certain surface facilities and infrastructure. Contained within the approved operating plan are a number of existing or pending applications for concessions, alfarjetas, CVG work contracts, land use permits and easements, adjacent to or near the Brisas concessions. These additional land parcels comprise the bulk of the land required for the mining and milling facility and related infrastructure contemplated in the Brisas Bankable Feasibility Study.

In addition to pending land use issues related to project infrastructure needs, the Company has a number of permits relating to the Brisas Project pending before MIBAM, MARN and other regulatory or government agencies which are required to be issued prior to the Company obtaining sufficient financing and beginning construction on, and operating, the Brisas property. Most importantly, the Company must obtain the Administrative Authorization to Affect Natural Resources for Construction of Infrastructure and Exploitation of Alluvial and Vein Deposits of Gold and Copper from MARN, which is issued in part based on MIBAM's approval of the project operating plan as well as the Company's Venezuelan Environmental and Social Impact Assessment (V-ESIA) which was submitted in August 2005.

Resolving the pending land issues and obtaining the required permits for the construction and operation of the Brisas Project have been and will continue to be the primary focus of management in the foreseeable future. Management believes that the previous restrictions imposed by the Imataca issue and the continued lack of formal resolution of the pending legal proceeding before the Courts has affected MIBAM and MARN's willingness to proceed with the resolution of the matters noted above, thus allowing the Brisas Project to proceed. See - Risk Factors in our 2005 Annual Information Form. More recently, the government's announcement that it intends to organize a state-owned mining company and no longer issue any concessions, could cause additional delays beyond our control.

As a result of the regulatory uncertainty, management can give no assurance that the issuance of items the Company still requires for proceeding with the Brisas Project will not be further delayed, or any existing rights or approvals already issued or granted to the Company for its operations in Venezuela will not be rescinded, or otherwise challenged for reasons that are outside of the Company's control or in response to the Company's lawful actions. Failure to obtain any of these required permits could result in a material adverse affect on the Company's operations and investments in Venezuela.

In 2003, the Central Bank of Venezuela enacted exchange control regulations as a measure to protect international reserves. The exchange rate was fixed at approximately 1,600 Bolivars per one U.S. Dollar until February 2004 when it was adjusted to 1,920 Bolivars per one U.S. Dollar. In March 2005, the exchange rate was increased to approximately 2,150 Bolivars per one U.S. Dollar, which is unchanged as of the date of this report. In February 2005, the Venezuelan government announced new regulations concerning exports from Venezuela, which required, effective April 1, 2005, all goods and services to be invoiced in the currency of the country of destination or in U.S. Dollars. To date these regulations have not adversely affected our operations as the Company primarily transfers funds into Venezuela for its operations. However, this will change in the future to the extent that the Company begins production and sales from Venezuela and we are unable to predict future the impact, if any, at this time.

Critical Accounting Policies and Estimates

Critical Accounting Estimates

Critical accounting estimates represent estimates that are highly uncertain and for which changes in those estimates could materially impact our financial statements. The significant accounting estimates contained in the financial statements include: carrying value of the Brisas Project; mineral reserve and resource estimates and contingencies. Management has discussed the development and selection of our critical accounting estimates with the Audit Committee.

Significant Accounting Policies

The Company's accounting policies are described in Note 1 of the consolidated financial statements. The more significant accounting policies are as follows:

Marketable Securities. Equity securities are carried at the lower of cost and net realizable value. Corporate debt securities and U.S.
treasuries and agency obligations are carried at amortized cost.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Exploration costs of properties or working interests with specific areas of potential mineralization are capitalized at cost pending the determination of a property's economic viability. Development costs of proven mining properties not yet producing are capitalized at cost and classified as property, plant and equipment. Property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs will be amortized based on the estimated proven and probable reserves benefited. Properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

Shares Issued

As of March 30, 2006, the Company had the following Class A common shares, equity units and share purchase options issued:

Class A common shares                           35,313,727
Equity Units*                                    1,085,099
                                              ------------
  Total Issued                                  36,398,826
Class A common share purchase warrants           2,680,500
Class A common share purchase options            3,072,825
                                              ------------
  Fully diluted                                 42,152,151
                                              ============
* An equity unit consists of one Class B common share of Gold Reserve Inc. and one Class B common share of Gold Reserve Corporation. Equity units are convertible into Class A common shares of Gold Reserve Inc. on a one-to-one basis and confer no special voting rights.

Results of Operations

The Company has no commercial production at this time and, as a result, the Company's results of operations are a product of operating expenses, primarily related to the development of the Brisas Project, net of investment income.

In early 2005, the Company completed a Bankable Feasibility Study with respect to the construction and operation of the Brisas Project, our primary mining asset. The feasibility study contains proven and probable reserves of approximately 9.2 million ounces of gold and 1.2 billion pounds of copper in 414 million tonnes of ore grading 0.69 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $2.76 per tonne using a gold price of $350 per ounce and a copper price of $0.90 per pound. The operating plan contained therein contemplates a large open pit mine utilizing conventional truck and shovel mining methods, processing 70,000 tonnes of ore per day, yielding an average annual production of 486,000 ounces of gold and 63 million pounds of copper over an estimated mine life of approximately 16 years.

Construction of the planned facility, the start of which is dependent upon receiving the required permits and obtaining sufficient financing, is expected to take 24-30 months, with commissioning and achievement of commercial production shortly thereafter. Over 2,000 personnel will be needed for the construction of the project and operating employment will peak at over 900 personnel.

The Company and its Venezuelan affiliate selected SNC-Lavalin Engineers & Constructors, Inc. (SLE&C) of Toronto and its international affiliate to undertake Engineering and Procurement (EP) and Construction Management (CM) services for the Brisas Project gold/copper project. SLE&C initiated a limited scope of work on the Brisas Project in July 2005 and continues to work under a Letter of Intent and Limited Authorization to Proceed. The parties have completed negotiations on the definitive EP and CM contracts. Management expects the parties will execute the EP and CM contracts and notices to proceed will be issued pursuant to the contracts upon receiving the necessary permits to proceed with the construction of the Brisas Project from the Venezuelan government. The cost of SLE&C's EP and CM services is expected to total between $40 and $50 million over the construction period.

SLE&C commenced the first phase of the EPCM scope of work in 2005, with the key objective being to generate project scope and definition information. This information focuses on project scope, definition phase engineering documents and drawing, project schedule and execution plans, procurement and contracting plan, project budget and cash flows, environmental, health, safety and human resource plans, quality assurance/quality control programs and project control systems. SLE&C is also focusing on revising the capital cost estimates contained in the January 2005 Bankable Feasibility Study which was previously completed by another independent engineering firm, detailed design and engineering, procurement and contract management and construction management and execution. Procurement and construction activities are expected to commence following receipt of final permits, formal signing of the EPCM contract and the Company obtaining sufficient financing.

References in this report to total cash costs per ounce (a non-GAAP measure of performance) we believe enables certain investors to better understand the Brisas Project's potential profitability and ability to generate operating cash flow. Non-GAAP measures do not have any standardized meaning prescribed by U.S. GAAP, and therefore they may not be comparable to similar measures prescribed by other companies. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP, such as the nearest comparable GAAP measure-total cost per ounce. Such measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

2005 Compared To 2004. The consolidated net loss for the year ended December 31, 2005 was $9,027,282 or $0.26 per share, an increase of approximately $3,545,000 from the prior year. Other income for 2005 amounted to $1,402,868, which is an increase of approximately $503,000 from the previous year. Other income increased as a result of increased gains on sales of marketable securities and interest on invested cash. Operating expenses for the year amounted to $10,428,679, which is an increase from the prior year of approximately $4,046,000.

The increase in operating expenses is directly related to the addition of technical staff, engagement of consultants and overall increases in costs related to corporate management activities, investor relations and financing efforts associated with the development and construction of the Brisas Project. The non-cash impact of accounting for stock-based compensation also contributed to the increase.

2004 Compared To 2003. The consolidated net loss for the year ended December 31, 2004 was $5,482,629 or $0.19 per share, an increase of approximately $1,775,000 from the prior year. Other income for 2004 amounted to $899,881, which is an increase of approximately $130,000 from the previous year. Other income increased as a result of increased gains on sales of marketable securities. Operating expenses for the year amounted to $6,382,510, which is an increase from the prior year of approximately $1,910,000. This change is due to the non-cash impact of implementing new rules related to accounting for stock-based compensation, overall increases in expenditures as a result of the increased corporate management activity associated with the development of the Brisas Project and financing activities, coupled with compensation adjustments for existing officers, directors and employees, costs associated with new hires and increased costs associated with investor relations.

Selected Quarterly Financial Data


Quarter ended        12/31/05        9/30/05      6/30/05        3/31/05       12/31/04      9/30/04      6/30/04       3/31/04
Other Income           429,656        395,410       392,064        185,738      372,064       193,340      205,652      128,825
Net loss before tax (3,343,377)    (1,755,640)   (1,803,271)    (2,123,523)  (1,970,437)   (1,420,077)    (880,107)  (1,212,008)
Per share                (0.10)         (0.05)        (0.05)         (0.06)       (0.07)        (0.05)       (0.03)       (0.04)
Fully diluted            (0.10)         (0.05)        (0.05)         (0.06)       (0.07)        (0.05)       (0.03)       (0.04)
Net loss            (3,344,848)    (1,755,640)   (1,803,271)    (2,123,523)  (1,970,437)   (1,420,077)    (880,107)  (1,212,008)
Per share                (0.10)         (0.05)        (0.05)         (0.06)       (0.07)        (0.05)       (0.03)       (0.04)
Fully diluted            (0.10)         (0.05)        (0.05)         (0.06)       (0.07)        (0.05)       (0.03)       (0.04)



The net losses during the last eight quarters are indicative of the Company's efforts to complete a Bankable Feasibility Study, add additional management, engage technical and professional consultants, raise equity and debt financing and position the Company to begin the construction of the Brisas Project. The most recent two quarters represent a further increase in activities required to begin construction.

Liquidity and Capital Resources

Investing. Since acquiring the Brisas Project in 1992, the Company has expended approximately $100 million on the property (includes costs capitalized and costs expensed in the period incurred). These costs include property and mineral rights, capitalized exploration costs, equipment expenditures, on-going property management and litigation settlement costs that were expensed in 1994. Amounts recorded as property, plant and equipment (capitalized exploration costs) include costs associated with the Brisas Project, including personnel and related administrative expenditures incurred in Venezuela, drilling, preliminary and bankable feasibility and related costs, capitalized interest expense and support costs related to the Brisas Project.

With the completion of the Bankable Feasibility in early 2005, our efforts continue to be focused primarily on final project permitting and obtaining the necessary land use permits for infrastructure, raising the required capital to construct the Brisas Project, completing detailed engineering related to the construction of the Brisas Project, as well as, concluding smelter and power contracts. Initial capital expenditures required to put the Brisas Project into production as presently proposed in the Brisas Bankable Feasibility Study, are estimated to be approximately $552 million excluding value added taxes and import duties which could total as much as $50 million over a 24-30 month construction period. Tax exonerations or tax payment holidays are currently available for various taxes including value added taxes ("VAT") and import duty tax on the initial capital costs. Management is in the process of preparing the applications for all available exonerations and expects to obtain such exonerations prior to the construction of the project. As a result, the cost of such taxes and import duties are not included in the initial costs of the project. However, there can be no assurances that such exonerations will be obtained the result of which would likely be to increase capital and operating costs. As a result of the passage of time and changes in the cost of various mine equipment and components of the milling facility, management is currently evaluating the reliability of the costs contained in the Bankable Feasibility study. Although management expects the capital cost to increases, the results of this review were not available at the date of this report and as result the magnitude of the increase is not known. Commencement of the construction of the Brisas Project is primarily dependant upon obtaining the required operational and land use permits and obtaining sufficient financing.

Investing activities in 2005 primarily consisted of capitalized costs related to the continued development of the Brisas Project, which totaled approximately $5.6 million and the purchase and sale of marketable securities, which on a net basis, resulted in sales of approximately $3.1 million. Investing activities in 2004 primarily consisted of Brisas Project capitalized costs of approximately $6.5 million and the purchase and sale of marketable securities, which on a net basis, resulted in sales of approximately $3.2 million.

Financing. In October 2004, the company engaged Endeavour Financial to act as the financial advisor to the Company. Significant work has been completed by Endeavour and the Company in the evaluation and design of the project financing. During 2005, Endeavour and the Company developed a financial plan for the Brisas Project. This plan included a mix of project debt and equity financing. Endeavour and the Company have met with several international financial institutions throughout 2005 and 2006, regarding the funding of the development and construction costs for the Brisas Project. Activities have included technical and legal due diligence, site visits, and input into areas such as the sale, marketing and smelting of the planned gold and gold-copper concentrate, structure of the EPCM arrangements with SLE&C, preparation and review of a data room to support the due diligence process of the banks, and the independent due diligence by lenders' representatives, environmental requirements to international standards and the preparation of the International Environmental Impact Statement. Financial models and information memoranda have also been prepared which form the basis of the financial assessment of the project. Endeavour has assisted the company in identifying and evaluating several sources of finance for the project. From these sources the Company expects to appoint a senior group of lenders to provide the project financing. The company has received indicative term sheets reflecting current funding requirements and market conditions, and structures involving a mix of commercial finance, off-take finance, equipment finance and multilateral agency finance and support. The company has also received initial expressions of interest from investment banks for the equity portion of the project finance requirements, which would be contingent upon the project debt being arranged.

As of March 30, 2006, the Company held approximately $22 million in cash and investments. We are seeking to raise significant additional funding in order to fund the construction of the Brisas Project. In the near-term, management believes that cash and investment balances are sufficient to enable the Company to fund its pre-construction activities through 2007 (excluding substantial Brisas Project construction activities). These activities are expected to consist of detailed project engineering, development and implementation of project related contracts such as engineering, procurement and construction management, port facilities, concentrate sales contracts, electricity and fuel supply contracts, and a number of other agreements related to the construction and operation of the Brisas Project, completion of the I-ESIA, obtaining the required permits and identifying suitable funding sources. The timing and extent of additional funding, or project financing, if any, depends on a number of important factors, including, but not limited to the actual timetable of our 2006-2007 work plan, our assessment of the financial markets, the political and economic conditions in Venezuela, our share price and the price of gold and copper. Management provides no assurances that it will be able to obtain the substantial additional financing that will be needed to construct the Brisas Project, and the Company currently has no definitive proposals or firm commitments to proceed with such financing. Failure to raise the required funds will mean the Company is unable to construct and operate the Brisas Project, which would have a material adverse effect on the Company.

In November 2004 the Company completed an offering of 5,361,000 Units of the Company representing aggregate gross proceeds to the Company of Cdn $30,021,600 or approximately $25,000,000. The Units were sold at a price of Cdn $5.60 or approximately $4.65 per Unit. Each Unit is comprised of one Class A common share and one-half of a Class A common share purchase warrant of Gold Reserve. Each whole Class A common share purchase warrant entitles the holder thereof to acquire one Class A common share of Gold Reserve at a price of Cdn $6.50 per Class A common share for a period of 24 months following the closing date of the Offering. The net proceeds from the offering are being used for the development of the Brisas property.

As of March 28, 2006 the Company had the following unexercised warrants outstanding:

Date      Number of   Number of        Exercise     Estimated       Expiration
Issued    Warrants    shares issuable  Price(Cdn$)  Proceeds(Cdn$)  Date
- ------------------------------------------------------------------------------
11/04/04  2,680,500   2,680,500        $6.50        $17,423,250     11/05/06

Operations. Cash flow used by operations for 2005 was approximately $7.7 million, which was an increase over 2004 of approximately $3.8 million. The increase from 2004 was primarily due to overall increases in expenditures as a result of the increased activity associated with the development of the Brisas Project and financing activities.

MARKET INFORMATION AND SELECTED FINANCIAL DATA

Market Information

The Class A common shares of Gold Reserve Inc. are traded on The Toronto Stock Exchange ("TSX") and on the American Stock Exchange ("AMEX") under the symbol "GRZ." The Company's November 4, 2004 warrants are traded on the TSX under the symbol "GRZ.T." The Company's equity units and the related underlying securities are not listed for trading on any exchange.

Previous to October 3, 2003, the Company's common stock was traded in the United States on the Over-the-Counter Market ("OTC") under the symbol "GLDR" and was traded on the TSX under the symbol "GLR.A." On March 28, 2006, the closing price for a Class A common share of the Company was Cdn $6.03 per share on the TSX and U.S. $5.19 per share on the AMEX.

                                  TSE                         AMEX
                          2005          2004            2005         2004
                      High    Low    High   Low     High    Low   High    Low
                           Canadian Dollars                U.S. Dollars
--------------------------------------------------------------------------------
Fourth Quarter       $3.51  $ 2.11  $6.70  $5.32    $3.02  $1.76  $5.66  $4.30
Third Quarter         4.38    2.40   5.87   4.07     3.60   2.02   4.67   3.15
Second Quarter        4.82    3.60   5.70   3.70     3.96   2.82   4.31   2.74
First Quarter         5.74    4.18   6.89   4.39     4.72   3.54   5.33   3.35

The number of holders of Class A and Class B common shares of record on March 28, 2006 was approximately 870. Based on recent mailings to shareholders, the Company believes its common shares are owned beneficially by approximately 8,420 shareholders. An estimated 46% of the Company's shareholders are Canadian residents who own approximately 68% of the Company's outstanding shares, with the remaining outstanding shares owned primarily by U.S. residents.

The Company has not declared cash or share dividends on its common shares since 1984 and has no present plans to pay any cash or share dividends. The Company will declare cash or share dividends in the future only if earnings and capital of the Company are sufficient to justify the payment of such dividends.

Selected Financial Data

The selected financial data set forth below are derived from the Company's audited financial statements and should be read in conjunction with the Company's consolidated financial statements and notes thereto appearing elsewhere herein and Management's Discussion and Analysis of Financial Condition and Results of Operations. The following selected financial data have been prepared on the basis of accounting principles generally accepted in Canada.

                         2005          2004       2003        2002       2001
-------------------------------------------------------------------------------
(in thousands of U.S. Dollars, except share and per share amounts)

Other income             $1,403        $900        $770        $703      $1,200
Net loss                 (9,027)     (5,483)     (3,707)     (3,008)       (851)
Loss per common
share (1)                 (0.26)      (0.19)      (0.15)      (0.13)      (0.04)
Total assets(2)          81,955      86,606      67,030      59,843      62,553
Net Assets -
 Shareholders' equity(3) 79,638      84,176      65,138      58,412      61,169
Capital stock           140,512     136,908     112,971     102,498     102,266
Common shares:(4)
Issued               35,196,287  33,715,795  27,750,258  22,996,158  22,655,122
Outstanding          34,902,200  33,421,708  27,456,171  22,702,071  21,361,035
Equity Units: (4)
Issued                1,110,020   1,157,397   1,237,880   1,289,980   1,313,016
Outstanding             610,745     658,122     738,605     790,705     813,741

1) Basic and diluted. 2) Total assets prepared in accordance with accounting principles generally accepted in the U.S. at December 31, 2005, 2004, 2003, 2002 and 2001 were $45,033, $48,615, $35,379,
$25,188, and $27,947, respectively. 3) Total shareholders' equity prepared in accordance with accounting principles generally accepted in the U.S. at December 31, 2005, 2004, 2003, 2002 and 2001 was $42,716,
$46,186, $33,487,  $23,687, and $26,563, respectively. 4) Great Basin
Energies Inc. and MGC Ventures Inc., are both a part of the consolidated financial statements and own shares of the Company. As a result, the Company has an indirect investment in itself. The shares and equity units held by these entities represent the difference between issued and outstanding shares.

MANAGEMENT'S REPORT

To the Shareholders of Gold Reserve Inc.

The accompanying consolidated financial statements of the Company were prepared by management in accordance with accounting principles generally accepted in Canada, consistently applied and within the framework of the summary of significant accounting policies in these consolidated financial statements. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting. Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management's authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Board of Directors fulfills its responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee, which is composed of three directors, none of whom are members of management. This Committee monitors the independence and performance of our independent auditors and meets with the auditors to discuss the results of their audit and their audit report prior to submitting the consolidated financial statements to the Board of Directors for approval. This Committee reviews and discusses with management the consolidated financial statements, related accounting principles and practices and (when required of management under securities commissions or the applicable listing standards) management's assessment of internal control over financial reporting. This Committee also monitors the integrity of our financial reporting process and systems of internal controls regarding finance, accounting and legal compliance.

The consolidated financial statements have been audited on behalf of the shareholders by the Company's independent auditors, PricewaterhouseCoopers LLP. The auditors' report outlines the scope of their examination and their opinion on the consolidated financial statements. The auditors have full and free access to the Audit
Committee.

s/ Rockne J. Timm           s/ Robert A. McGuinness
   Chief Executive Officer     Vice PresidentnFinance and CFO
   March 30, 2006              March 30, 2006

AUDITOR'S REPORT

To the Shareholders of Gold Reserve Inc.

We have audited the consolidated balance sheets of Gold Reserve Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations, cash flows and changes in shareholders' equity for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended
December 31, 2005 in accordance with Canadian generally accepted accounting principles.

s/PricewaterhouseCoopers LLP
  Chartered Accountants
  Vancouver, British Columbia, Canada
  February 17, 2006



Comments by Auditors for United States Readers on Canada-United States Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company's financial statements, such as the changes in accounting for stock based compensation and asset retirement obligations as described in note 1 to the financial statements. Our report to the shareholders dated February 17, 2006 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

s/PricewaterhouseCoopers LLP
  Chartered Accountants
  Vancouver, British Columbia, Canada
  February 17, 2006


GOLD RESERVE INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004
(Expressed in U.S. Dollars)
                                               2005              2004
ASSETS                                      -----------------------------
Cash and cash equivalents                   $19,370,252       $27,178,705
Marketable securities                         2,985,234         5,528,776
Deposits, advances and other                    442,130           336,128
Accrued interest                                                   13,444
                                            -----------------------------
Total current assets                         22,797,616        33,057,053

Property, plant and
  equipment, net                             58,016,102        52,535,018
Other                                         1,141,154         1,013,460
                                            -----------------------------
Total assets                                $81,954,872       $86,605,531
                                            =============================

LIABILITIES
Accounts payable and
   accrued expenses                         $ 1,187,565       $ 1,307,635
Minority interest in
  consolidated subsidiaries                   1,129,541         1,121,838
                                            -----------------------------
Total liabilities                             2,317,106         2,429,473

Commitments

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
  Authorized:     Unlimited
  Issued:         None
Common shares
   and Equity Units:                        140,512,063       136,907,516

Class A common shares, without par value
  Authorized:    Unlimited
  Issued:        2005  35,196,287  2004 33,715,795
  Outstanding:   2005  34,902,200  2004 33,421,708
Equity Units
  Issued:        2005   1,110,020  2004  1,157,397
  Outstanding:   2005     610,745  2004    658,122

Less, common shares and
   equity units held by affiliates             (674,598)         (674,598)
Stock options                                 1,867,537         1,004,197
Accumulated deficit                         (61,983,016)      (52,955,734)
KSOP debt                                       (84,220)         (105,323)
                                            -----------------------------
Total shareholders' equity                   79,637,766        84,176,058
                                            -----------------------------
Total liabilities and
  shareholders' equity                      $81,954,872       $86,605,531
                                            =============================
The accompanying notes are an integral part of the consolidated financial statements.
Expressed in U.S. Dollars

Approved by the Board of Directors:

s/ Chris D. Mikkelsen                   s/ Patrick D. McChesney


GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2005, 2004 and 2003


                                        2005           2004            2003
                                        --------------------------------------
Other Income:
Interest income                       $ 859,945      $ 529,838       $ 594,006
Gain on sale of
  marketable securities                 542,923        370,043         176,375
                                      ----------------------------------------
                                      1,402,868        899,881         770,381
                                      ----------------------------------------
Expenses:
General and administrative            5,054,420      3,079,597       1,860,312
Technical services                    3,876,928      2,391,194       2,027,391
Corporate communications                662,350        674,786         419,394
Legal and accounting                    749,208        236,924         276,291
Foreign currency (gain) loss             78,070          4,322        (156,314)
Minority interest in net income
(loss) of consolidated subsidiaries       7,703         (4,313)         45,910
                                     -----------------------------------------
                                     10,428,679      6,382,510       4,472,984

Net loss before tax                  (9,025,811)    (5,482,629)     (3,702,603)
Income tax                                1,471                          4,733
                                     -----------------------------------------
Net loss                           $ (9,027,282)  $ (5,482,629)   $ (3,707,336)
                                     =========================================
Net loss per share
   basic and diluted                   $  (0.26)      $  (0.19)       $  (0.15)
                                     =========================================
Weighted average common
   shares outstanding                35,048,800     29,215,727      24,636,083
                                     =========================================
The accompanying notes are an integral part of the consolidated financial statements.
Expressed in U.S. Dollars




GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2005, 2004 and 2003



                                                                                             Common Shares and
                                  Common Shares and Equity Units Issued       Accumulated    Equity Units
                                  Common Shares   Equity Units     Amount        Deficit     Held by Affiliates
--------------------------------------------------------------------------------------------------------
Balance, December 31, 2002         22,996,158      1,289,980     102,498,071   (43,346,668)    (674,598)
Equity units exchanged for
  common shares                        52,100        (52,100)
Net loss                                                                        (3,707,336)
Common shares issued                4,702,000                     10,473,354
--------------------------------------------------------------------------------------------------------
Balance, December 31, 2003        27,750,258        1,237,880    112,971,425   (47,054,004)    (674,598)
Equity units exchanged for
  common shares                       80,483          (80,483)
Net loss                                                                        (5,482,629)
Stock option compensation
  from 2002 and 2003                                                              (419,101)
Common shares issued               5,885,054                      23,936,091
--------------------------------------------------------------------------------------------------------
Balance, December 31, 2004        33,715,795        1,157,397    136,907,516   (52,955,734)    (674,598)
Equity units exchanged for
  common shares                       47,377          (47,377)
Net loss                                                                        (9,027,282)
Common shares issued               1,433,115                       3,604,547
--------------------------------------------------------------------------------------------------------
Balance, December 31, 2005        35,196,287        1,110,020   $140,512,063  $(61,983,016)   $(674,598)
========================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.
Expressed in U.S. Dollars

GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005, 2004 and 2003

                                         2005           2004           2003
Cash Flow from Operating Activities:
Net loss                             $(9,027,282)   $(5,482,629)   $(3,707,336)
Adjustments to reconcile
net loss to net cash used
by operating activities:
 Stock option compensation               863,340        599,423
 Depreciation                             93,157         58,179         44,630
 Amortization of premium (discount)
  on corporate debt securities            (2,251)       102,481        106,583
 Foreign currency (gain) loss             78,070          4,322       (156,314)
 Minority interest in net
  income (loss) of
  consolidated subsidiaries                7,703         (4,313)        45,910
Net gain on disposition of
 marketable securities                  (542,923)      (370,043)      (176,375)
Shares issued for
 compensation and KSOP                 1,013,306        453,698        520,032

Changes in non-cash working capital:
 (Increase) decrease in deposits,
  advances and accrued interest          (92,558)       138,999          9,120
 Increase (decrease) in accounts
  payable and accrued expenses          (120,070)       541,775        415,599
------------------------------------------------------------------------------
Net cash used by
 operating activities                 (7,729,508)    (3,958,108)    (2,898,151)
==============================================================================

Cash Flow from Investing Activities:

Purchase of marketable
 securities                           (3,903,158)    (3,796,779)    (7,375,099)
Purchase of property,
 plant and equipment                  (5,574,241)    (6,466,880)       (26,551)
Proceeds from the sale
 and maturity of marketable
 securities                            6,991,874      6,986,043      9,940,182
Other                                   (205,764)      (384,169)       192,735
------------------------------------------------------------------------------
Net cash provided (used)
 by investing activities              (2,691,289)    (3,661,785)     2,731,267
==============================================================================

Cash Flow from Financing Activities:

Proceeds from issuance
 of common shares                      2,612,344     23,467,095      9,913,755
------------------------------------------------------------------------------
 Net cash provided by
  financing activities                 2,612,344     23,467,095      9,913,755
==============================================================================

Change in Cash and Cash Equivalents:

Net increase (decrease)
 in cash and
 cash equivalents                     (7,808,453)    15,847,202      9,746,871

Cash and cash equivalents
 - beginning of year                  27,178,705     11,331,503      1,584,632
------------------------------------------------------------------------------
Cash and cash equivalents
 - end of year                       $19,370,252    $27,178,705    $11,331,503
==============================================================================
Supplemental Cash Flow Information

Non-cash investing and financing activities:
Issuance of common
 shares as compensation                 $733,232       $198,919       $303,599
Issuance of common
 shares to KSOP Plan                    $258,971       $255,750       $256,000

The accompanying notes are an integral part of the consolidated financial statements.
Expressed in U.S. Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.The Company and Significant Accounting Policies:

The Company. Gold Reserve Inc. (the "Company") is a mining company incorporated in 1998 under the laws of the Yukon Territory, Canada, and is the successor issuer to Gold Reserve Corporation. The Company's primary mining asset, the Brisas Project, is a gold/copper deposit located in the Km 88 mining district of the State of Bolivar in southeastern Venezuela. The Company has no revenue producing mining operations at this time. All amounts shown herein are expressed in U.S. Dollars unless otherwise noted.

In February 1999, the shareholders of Gold Reserve Corporation approved a plan of reorganization whereby Gold Reserve Corporation became a subsidiary of Gold Reserve Inc., the successor issuer (the "Reorganization"). Generally, each shareholder of Gold Reserve Corporation received one Gold Reserve Inc. Class A common share for each common share owned of Gold Reserve Corporation. After the Reorganization, a shareholder of Gold Reserve Inc. continued to own an interest in the business, through subsidiary companies, that in aggregate was essentially the same as before the Reorganization.

Certain U.S. holders of Gold Reserve Corporation elected, for tax reasons, to receive equity units in lieu of Gold Reserve Inc. Class A common shares. An equity unit is comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share. The equity units are substantially equivalent to a Class A common share and are immediately convertible into Gold Reserve Inc. Class A common shares upon compliance with certain procedures. Equity units are not listed for trading on any stock exchange, but, subject to compliance with applicable federal, provincial and state securities laws, may be transferred. Unless otherwise noted, general references to common shares of the Company include Class A common shares and Class B common shares as a combined group.

Presentation of Financial Statements and Consolidation. The consolidated financial statements contained herein have been prepared in accordance with accounting principles generally accepted in Canada, which as described in
Note 11, differ in certain respects from accounting principles generally accepted in the United States of America.

These consolidated financial statements include the accounts of the Company, Gold Reserve Corporation, two domestic subsidiaries, Great Basin Energies, Inc. ("Great Basin") and MGC Ventures Inc. ("MGC Ventures"), four Venezuelan subsidiaries, two Barbados subsidiaries and five Aruba subsidiaries which were formed to hold the Company's interest in its foreign subsidiaries or for future transactions. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company's policy is to consolidate those subsidiaries where majority control exists. The Company believes it exercises majority control of Great Basin and MGC Ventures.

Cash and Cash Equivalents. The Company considers short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. At December 31, 2005 and 2004, the Company had approximately $702,000 and $130,000, respectively, in Venezuela and banks outside Canada and the United States.

Marketable Securities. Equity securities are carried at the lower of cost and net realizable value. Corporate debt securities and U.S. treasuries and agency obligations are carried at amortized cost.

Financial Instruments. The carrying amounts for cash and cash equivalents, advances and accounts payable and accrued expenses on the balance sheet approximate fair value because of the immediate or short-term maturity of these instruments. Fair value estimates are made at the balance sheet date based on relevant market information but involve uncertainties and therefore cannot be determined with precision. In order to limit its exposure, the Company diversifies its cash and investment holdings into Canadian and U.S. treasury and agency obligations, major financial institutions and corporations. The fair values of investments in marketable securities are disclosed in Note 2.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Exploration costs of properties or working interests with specific areas of potential mineralization are capitalized at cost pending the determination of a property's economic viability. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized exploration costs under property, plant and equipment. Property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs will be amortized based on the estimated proven and probable reserves benefited. Properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

Property, Plant and Equipment. Property, plant and equipment are recorded at the lower of cost less accumulated depreciation. Replacements and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Depreciation is provided using straight-line and accelerated methods over the lesser of the useful life or lease term of the related asset. During the exploration and development phase, depreciation of mining assets is capitalized. Interest costs incurred during the construction and development of qualifying assets are capitalized.

Impairment Test. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to fair value. Fair value is generally determined by discounting estimated cash flows.

Foreign Currency. The U.S. Dollar is the Company's functional currency. Foreign currency amounts are translated into U.S. Dollars using the temporal method. Accordingly, non-monetary assets and liabilities are translated at historical rates, monetary assets and liabilities are translated at current rates and revenue and expense items are translated at average exchange rates for the month in which they occur, except for depreciation which is translated at historical rates. Translation gains and losses are included in operating expenses.

Stock Based Compensation. Effective January 1, 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants standard 3870 under which the fair value method of accounting for stock options granted to employees and directors is followed. This new standards was adopted retroactively without restatement of prior periods. Accordingly, compensation expense was recorded on a retroactive basis to retained earnings to show the effect of compensation expense associated with stock option grants to employees and directors from January 1, 2002 to December 31, 2003, which amounted to $419,101. Grants of stock options to non-employees and direct awards of stock to employees and non-employees must be accounted for using the fair value method of accounting. Consideration paid for shares on exercise of share options in addition to the fair value attributable to stock options granted is credited to capital stock.

Income Taxes. The Company uses the liability method of accounting for income taxes. Future tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The future tax assets or liabilities are calculated using the substantively enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Measurement Uncertainty. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

At December 31, 2005 and as of the date of this report, nearly all of our non-cash assets, including our primary mining asset, the Brisas Project, were located in Venezuela. Our operations in Venezuela are subject to the effects of changes in legal, tax and regulatory regimes, national and local political, labor and economic developments or unrest, currency and exchange controls and import/export restrictions, government bureaucracy and corruption and uncertain legal enforcement. We have not experienced any significant adverse impact to date on our operations in Venezuela nor have we curtailed our investment activities in the country. However, one or more of the issues described herein or other factors beyond our control could adversely affect our operations and investment in Venezuela in the future.

Management's capitalization of exploration and development costs and assumptions regarding the future recoverability of such costs are based on, among other things, the Company's estimate of current mineral reserves which are based on engineering and geological estimates, estimated gold and copper prices, estimated plant construction and operating costs and the procurement of all necessary regulatory permits and approvals. These estimates could change in the future and this could affect the carrying value and the ultimate recoverability of the amounts recorded as property and mineral rights and capitalized exploration and development costs. The Company operates and files tax returns in a number of jurisdictions. The preparation of such tax filings requires considerable judgment and the use of assumptions. Accordingly, the amounts reported could vary in the future.

Net Loss Per Share. Net loss per share is computed by dividing net loss by the combined weighted average number of Class A and B common shares outstanding during each year, which has been reduced by the common shares owned by Great Basin and MGC Ventures. As of December 31, 2005, 2004 and 2003, there were 3,148,844, 3,316,374 and 3,204,124 shares, respectively, available for issuance pursuant to the exercise of previously granted share options. In addition, at December 31, 2005 and 2004 there were 2,680,500 and 4,680,400 shares, respectively, available for issuance upon exercise of common share purchase warrants. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Variable Interest Entities. Effective January 1, 2005, the Company adopted the new Accounting Guideline 15 (AcG-15) "Consolidation of Variable Interest Entities." The new standard establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity's expected losses, or is entitled to receive a majority of the variable interest entity's residual returns, or both. The Company has determined that it has no variable interest entities.

Asset Retirement Obligations. On January 1, 2004, the Company adopted the new accounting standard for asset retirement obligations, Canadian Institute of Chartered Accountants ("CICA") 3110. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The adoption of this standard did not have any impact on the Company's financial position or results of operations of the Company.

2.      Marketable Securities:
                                     Amortized Cost/      Quoted
                                     Carrying Value      Market Value
2005
Temporary:
Corporate debt securities            $    323,581       $    324,000
Equity securities                       2,661,653          6,774,557
                                     -------------------------------
Total                                $  2,985,234       $  7,098,557
                                     ===============================

2004
Temporary:
Corporate debt securities            $    503,226       $    502,425
Equity securities                       5,025,550          8,069,528
                                     -------------------------------
Total                                $  5,528,776       $  8,571,953
                                     ===============================
Debt securities at December 31, 2005 and 2004 yield between 2% and 4%.

3.      Property, Plant and Equipment:
                                                  Accumulated
                                     Cost         Depreciation         Net
2005
United States
Furniture and office equipment      $   339,889    $ (260,120)   $    79,769
Leasehold improvements                   35,633       (35,633)             -
                                    ----------------------------------------
                                    $   375,522    $ (295,753)   $    79,769
                                    ----------------------------------------
Foreign
Property and mineral rights         $11,252,335                  $11,252,335
Capitalized exploration costs        46,381,380                   46,381,380
Buildings                               292,967    $ (265,517)        27,450
Furniture and office equipment          472,196      (421,916)        50,280
Transportation equipment                504,147      (283,300)       220,847
Machinery and equipment                 316,552      (312,511)         4,041
                                    ----------------------------------------
                                     59,219,577    (1,283,244)    57,936,333
                                    ----------------------------------------
Total                               $59,595,099   $(1,578,997)   $58,016,102
                                    ========================================
2004
United States
Furniture and office equipment      $   303,530   $  (236,887)   $    66,643
Leasehold improvements                   35,633       (35,403)           230
                                    ----------------------------------------
                                    $   339,163   $  (272,290)   $    66,873
                                    ----------------------------------------
Foreign
Property and mineral rights         $11,252,335                  $11,252,335
Capitalized exploration costs        41,034,321                   41,034,321
Buildings                               288,222   $  (253,121)        35,101
Furniture and office equipment          448,355      (408,127)        40,228
Transportation equipment                378,784      (277,942)       100,842
Machinery and equipment                 316,552      (311,234)         5,318
                                    ----------------------------------------
                                     53,718,569    (1,250,424)    52,468,145
                                    ----------------------------------------
Total                               $54,057,732   $(1,522,714)   $52,535,018
                                    ========================================
4.      KSOP Plan:

The KSOP Plan, adopted in 1990 for the benefit of employees, is comprised of two parts, (1) a salary reduction component, or 401(k), and (2) an employee share ownership component, or ESOP. Unallocated shares are recorded as a reduction to shareholders' equity. Allocation of common shares to participants' accounts is at the discretion of the Company's board of directors, subject to certain limitations. The value of the shares allocated is recorded in the statement of operations with a reduction of the KSOP debt account. The Company allocated contributions to eligible participants for the Plan years 2005, 2004 and 2003 of $280,074, $254,779 and $216,432,
respectively. As of December 31, 2005, 28,742 common shares remain unallocated to plan participants.

5.      Share Option Plan:

The Company's Equity Incentive Plan (the "Plan") as amended in 2005, allows for the issuance of up to 3,650,000 Class A common share purchase options, in addition to any options issued pursuant to predecessor plans, to officers, directors and key individuals for terms of up to ten years. The vesting period of options ranges from immediately to up to three years. Share option transactions for the last three years are as follows:


	                                 2005                    2004                     2003
                                           Weighted                 Weighted                 Weighted
                                           Average                  Average                  Average
                                           Exercise                 Exercise                 Exercise
                               Shares      Price        Shares      Price        Shares      Price
Options outstanding at
 beginning of year            3,316,374      $1.39     3,204,124      $0.95     3,368,549      $0.80
Options exercised              (573,030)      1.00      (373,954)      0.99      (400,000)      0.74
Options canceled               (115,000)      4.16       (19,296)      1.13
Options granted                 520,500       3.21       505,500       3.88       235,575       1.74
                              ----------------------------------------------------------------------
Options outstanding at
 end of year                  3,148,844      $1.36     3,316,374      $1.39     3,204,124      $0.95
                              ----------------------------------------------------------------------
Options exercisable
 at end of year               2,530,682      $1.18     2,975,374      $1.13     3,087,588      $0.94
                              ======================================================================


                                           Price                    Price                    Price
                                           Range                    Range                    Range
Exercise price at end of year           $0.57-$4.14              $0.57-$4.90              $0.55-$4.14
Exercise price of exercisable shares    $0.57-$4.14              $0.57-$4.14              $0.55-$4.14

The following table relates to stock options at December 31, 2005


                                                                      Weighted Average
                         Weighted          Weighted                     Exercise Price
Price        Number      Average Remaining Average          Number      of Exercisable
Range        Outstanding Contractual Life  Exercise Price   Exercisable Options
$0.57-$0.68      85,000      0.92           $0.62             85,000      $0.62
$0.72-$0.72   1,796,769      0.44           $0.72          1,796,769      $0.72
$0.82-$1.56     248,575      1.44           $1.20            203,575      $1.28
$1.89-$1.89     524,000      4.87           $1.89            135,422      $1.89
$2.15-$3.38     177,500      4.46           $2.75              6,250      $3.19
$3.39-$3.39     155,000      3.57           $3.39            155,000      $3.39
$3.68-$4.14     162,000      3.06           $3.95            148,666      $3.97
--------------------------------------------------------------------------------------
$0.57-$4.14   3,148,844      1.78           $1.36          2,530,682      $1.18
======================================================================================

Effective January 1, 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants standard 3870 under which the fair value method of accounting for stock options granted to employees and directors is followed. Accordingly, compensation expense was recorded on a retroactive basis, without restatement of prior years, to retained earnings to show the effect of compensation expense associated with stock option grants to employees and directors from January 1, 2002 to December 31, 2003, which amounted to $419,101.

The Company recorded additional compensation expense of $863,340 and $599,423 for stock options granted during 2005 and 2004. The fair value of the options granted was calculated using the Black-Scholes model. In 2005, the model assumed a weighted average risk free interest rate of 3.94%, expected life of three years, expected volatility of 65% and a dividend yield of nil. In 2004, the model assumed a risk free interest rate of 3.25%, expected life of five years, expected volatility of 65% and a dividend yield of nil.

Had the fair value method of accounting been followed in prior years, the Company would have recorded additional compensation expense of $406,108 in 2003. The fair value of the options granted in 2003 was calculated using the Black-Scholes model and assumed a weighted average risk free interest rate of 3.7%, expected life of five years, weighted average expected volatility of 84% and a dividend yield of nil. This adjustment would have resulted in proforma basic and diluted net loss per share of $0.17 in 2003.

6.     Related Party Transactions:

MGC Ventures. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of MGC Ventures. At December 31, 2005 and 2004, the Company owned 12,062,953 common shares of MGC Ventures, which represented 47% of its outstanding shares. MGC Ventures owned 276,642 common shares of the Company at December 31, 2005 and 2004. In addition, MGC Ventures owned 280,000 common shares of Great Basin at December 31, 2005 and 2004. During the last three years, the Company sublet a portion of its office space to MGC Ventures for $6,000 per year.

Great Basin. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of Great Basin. At December 31, 2005 and 2004, the Company owned 15,661,595 common shares of Great Basin, which represented 47% of its outstanding shares. Great Basin owned 516,720 common shares of the Company at December 31, 2005 and 2004. Great Basin also owned 170,800 common shares of MGC Ventures at December 31, 2005 and 2004. During the last three years, the Company sublet a portion of its office space to Great Basin for $6,000 per year.

Notes Receivable from Officers. As of December 31, 2003, the Company had $109,100 in notes receivable from officers bearing interest of between 4.6% and 5.2% and payable on or before December 31, 2005. The notes were paid in full in 2004.

7.      Income Tax:

No income tax benefit has been recorded for the three years ended December
31, 2005. The Company's Venezuelan subsidiaries are subject to Venezuelan income tax but have not paid or accrued any income tax during the three years ended December 31, 2005. Income tax accrued by the Company's domestic subsidiaries during 2005, 2004 and 2003 amounted to $1,471, $0 and $4,733, respectively. The Company has recorded a valuation allowance to reflect the estimated amount of the future tax asset which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for future tax assets may be reduced in the near term if the Company's estimate of future taxable income changes. The components of the future income tax assets and liabilities (excluding Venezuela) as of December 31, 2005 and 2004 were as follows:

                                         Future Income Tax Asset (Liability)
                                             2005              2004
Accounts payable and accrued expenses     $130,976          $140,028
Investment income                           (4,080)           (4,570)
Property, plant and equipment            8,509,642         8,509,277
                                         ---------------------------
Total temporary differences              8,636,538         8,644,735
Net operating loss carry forward         9,400,040         7,067,835
Alternative minimum tax credit              19,871            19,871
                                         ---------------------------
Total temporary differences,
 operating losses and tax credit
 carry forwards                         18,056,449        15,732,441
Valuation allowance                    (18,056,449)      (15,732,441)
                                        ----------------------------
Net deferred tax asset                        $  -             $   -
                                        ============================


At December 31, 2005, the Company had the following U.S. and Canadian tax basis loss carry forwards and tax credits:

                                    U.S.       Canadian      Expires
Regular tax net operating loss:

                                 $ 272,248      $ 335,982      2006
                                 1,650,395        224,852      2007
                                 1,244,312        329,243      2008
                                   688,808        433,376      2009
                                   341,750      1,009,268      2010
                                   645,622                     2011
                                 1,424,144                     2012
                                         -      1,742,794      2014
                                         -      2,608,269      2015
                                 1,386,674                     2018
                                 1,621,230                     2019
                                   665,664                     2020
                                   896,833                     2021
                                 1,435,774                     2022
                                 1,806,275                     2023
                                 2,760,522                     2024
                                 4,123,142                     2025
                               ------------------------------------
                               $20,963,393     $6,683,784
                               ====================================
Alternative minimum tax net operating loss:

                               $   289,523                     2006
                                 1,624,454                     2007
                                 1,218,023                     2008
                                   660,271                     2009
                                   304,472                     2010
                                   618,845                     2011
                                 1,399,529                     2012
                              -------------------------------------
                               $ 6,115,117
                              =====================================
Alternative
minimum
tax credit                         $19,871
                              ============

8.      Geographic Segments:
                              North America     South America    Consolidated
-----------------------------------------------------------------------------
2005
Other income                   $ 1,402,868                       $ 1,402,868
Depreciation                        23,462      $    69,695           93,157
Net loss                         5,802,593        3,224,689        9,027,282

Identifiable assets
Property, plant and
 equipment, net                   $ 79,769      $57,936,333      $58,016,102
General corporate assets        22,164,983        1,773,787       23,938,770
----------------------------------------------------------------------------
Total identifiable assets      $22,244,752      $59,710,120      $81,954,872
============================================================================

2004
Other income                   $   899,881                       $   899,881
Depreciation                        20,723           37,456           58,179
Net loss                         3,620,963      $ 1,861,666        5,482,629

Identifiable assets
Property, plant and
 equipment, net                $    66,873      $52,468,145      $52,535,018
General corporate assets        32,962,146        1,108,367       34,070,513
----------------------------------------------------------------------------
Total identifiable assets      $33,029,019      $53,576,512      $86,605,531
============================================================================

2003
Other income                   $   770,381                       $   770,381
Depreciation                        25,645           18,985           44,630
Net loss                         2,146,525      $ 1,560,811        3,707,336

Identifiable assets
Property, plant and
 equipment, net                $    55,510      $46,070,807      $46,126,317
General corporate assets        20,095,630          808,535       20,904,165
----------------------------------------------------------------------------
Total identifiable assets      $20,151,140      $46,879,342      $67,030,482
============================================================================

Revenues and identifiable assets of each segment are those that are directly identified with those operations.

9.     Commitments:

The Company leases office space under a non-cancelable operating lease. In January 2004, the lease was renewed for an additional five years commencing March 1, 2004. Rent expense under the lease during 2005, 2004 and 2003 was $115,180, 112,352 and 110,442, respectively. Future minimum annual rent payable under the lease is $118,813 in 2006, $119,440 for 2007 and 2008 and $19,907 in 2009.

10.     Shareholder Rights Plan:

The Company instituted a shareholder rights plan (the "Rights Plan") in 1999. Since the original approval by the Shareholders, the Rights Plan and the Rights Plan Agreement have been amended and continued from time to time, the most recent amendment being on March 14, 2003. In March 2006, the shareholders approved certain amendments to the Plan including continuing the Shareholder Rights Plan until June 30, 2009. The Rights Plan is intended to give adequate time for shareholders of the Company to properly assess the merits of a take-over bid without pressure and to allow competing bids to emerge. The Rights Plan is designed to give the board of director's time to consider alternatives to allow shareholders to receive full and fair value for their common shares. One right is issued in respect of each outstanding share. The rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the Company's outstanding shares without complying with the "permitted bid" provisions of the Rights Plan. Each right would, on exercise, entitle the holder, other than the acquiring person and related persons, to purchase common shares of the Company at a 50% discount to the market price at the time.

11. Information on Differences Between Canadian and U.S. GAAP

The Company prepares its consolidated financial statements in U.S. dollars in accordance with Canadian GAAP, which principles differ in certain respects from United States GAAP. The Company has previously reported its financial statements in accordance with Item 17 under Form 20-F, including the U.S. GAAP reconciliation requirements thereunder. In order to be eligible for use of the SEC's registration statement on Form F-10, the Company must reconcile its financial statements pursuant to Item 18 under Form 20-F, which requires more detailed reconciliation with U.S. GAAP and the rules and regulations promulgated by the SEC.

   The effect of the principal differences between U.S. and Canadian GAAP as required by Item 18 of Form 20-F (and the rules and regulations of the SEC) are summarized below.


Consolidated Summarized Balance Sheets

------------------------------------------------------------------------------
                                  Canadian GAAP        Change       U.S. GAAP
------------------------------------------------------------------------------
2005
------------------------------------------------------------------------------
Assets
Current assets A                   $ 22,797,616    $ 4,112,904    $ 26,910,520
Mineral property costs C             46,381,380    (41,034,321)      5,347,059
Other assets                         12,775,876              -      12,775,876
------------------------------------------------------------------------------
                                   $ 81,954,872   $(36,921,417)   $ 45,033,455
==============================================================================

Liabilities                        $  2,317,106              -    $  2,317,106

Shareholders' equity
Common shares & equity units B      140,512,063     (5,185,930)    135,326,133
Less, common shares & equity units
 held by affiliates                    (674,598)                      (674,598)
Contributed surplus                                  1,489,156       1,489,156
Stock options B                       1,867,537      3,922,652       5,790,189
Value assigned to warrants                           3,682,447       3,682,447
Accumulated deficit B,C             (61,983,016)   (44,942,646)   (106,925,662)
Accumulated other
 comprehensive income A                              4,112,904       4,112,904
KSOP debt                               (84,220)                       (84,220)
------------------------------------------------------------------------------
                                     79,637,766    (36,921,417)     42,716,349
------------------------------------------------------------------------------
                                  $  81,954,872  $ (36,921,417)   $ 45,033,455
==============================================================================

------------------------------------------------------------------------------
                                  Canadian GAAP        Change       U.S. GAAP
------------------------------------------------------------------------------
2004
------------------------------------------------------------------------------
Assets
Current assets A                   $ 33,057,053   $  3,043,978    $ 36,101,031
Mineral property costs C             41,034,321    (41,034,321)
Other assets                         12,514,157                     12,514,157
------------------------------------------------------------------------------
                                   $ 86,605,531   $(37,990,343)   $ 48,615,188
==============================================================================

Liabilities                        $  2,429,473                   $  2,429,473

Shareholders' equity
Common shares & equity units B      136,907,516     (5,409,346)    131,498,170
Less, common shares & equity units
 held by affiliates                    (674,598)                      (674,598)
Stock options B                       1,004,197      7,071,690       8,075,887
Value assigned to warrants                           5,395,019       5,395,019
Accumulated deficit B,C             (52,955,734)   (48,091,684)   (101,047,418)
Accumulated other
  comprehensive income A                             3,043,978       3,043,978
KSOP debt                              (105,323)                      (105,323)
------------------------------------------------------------------------------
                                     84,176,058    (37,990,343)     46,185,715
------------------------------------------------------------------------------
                                   $ 86,605,531   $(37,990,343)   $ 48,615,188
==============================================================================

Consolidated Summarized Statements of Operations

                                        2005             2004            2003
------------------------------------------------------------------------------
Net Loss under Canadian GAAP    $ (9,027,282)    $ (5,482,629)    $ (3,707,336)
Stock based compensation B         3,149,038        1,391,066       (7,704,726)
Mineral property costs C                           (6,268,328)
------------------------------------------------------------------------------
Net loss under U.S. GAAP          (5,878,244)     (10,359,891)     (11,412,062)

Other comprehensive income (loss)
Unrealized gain (loss) on
 available-for-sale securities A   1,068,926          (70,147)       3,072,941
Reclassification adjustment
 for (gain)loss included in
 net loss                             55,957                          (176,375)
------------------------------------------------------------------------------
Total comprehensive
 loss under U.S. GAAP           $ (4,753,361)   $ (10,430,038)    $ (8,515,496)
==============================================================================
Basic and diluted net loss
per share under U.S. GAAP             $ (.17)          $ (.35)          $ (.46)
==============================================================================

Consolidated Summarized Statements of Cash Flows

                                        2005             2004            2003
------------------------------------------------------------------------------
Cash flow used by operating
 activities under
 Canadian GAAP                  $ (7,729,508)    $ (3,958,108)    $ (2,898,151)
Mineral property costs C                           (6,268,328)
------------------------------------------------------------------------------
Cash flow used by operating
activities under U.S. GAAP      $ (7,729,508)   $ (10,226,436)    $ (2,898,151)
==============================================================================

Cash flow (used) provided
 by investing activities
 under Canadian GAAP            $ (2,691,289)    $ (3,661,785)     $ 2,731,267
Mineral property costs C                            6,268,328
------------------------------------------------------------------------------
Cash flow (used) provided by investing
activities under U.S. GAAP     $ (2,691,289)     $  2,606,543      $ 2,731,267
==============================================================================

A Under U.S. GAAP, marketable securities would be divided between held-to-maturity securities and available-for-sale securities. Those securities classified as available-for-sale would be recorded at market value and the unrealized gain or loss would be recorded as part of comprehensive income.

B For U.S. GAAP purposes, the Company accounts for stock-based employee compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No.25, "Accounting for Stock Issued to Employeesi". Under U.S. GAAP, when the exercise price of certain stock options is amended (the "Repricing"), these options are accounted for as variable compensation from the date of the effective Repricing. Under this method, following the Repricing date, compensation expense is recognized when the quoted market value of the Company's common shares exceeds the amended exercise price. Should the quoted market value subsequently decrease, a recovery of a portion, or all of the previously recognized compensation expense will be recognized. For U.S. GAAP purposes, the Company will adopt SFAS 123R, "Accounting for Stock Based Compensation" effective January 1, 2006. SFAS 123R requires the use of the fair value method of accounting for stock based compensation. This standard is substantially consistent with the revised provisions of CICA 3870, which was adopted by the Company for Canadian GAAP effective January 1, 2004. For U.S.GAAP, the Company has not yet determined which acceptable method of adoption it will apply.

C Under Canadian GAAP, the Company capitalizes mineral property exploration and development costs after proven and probable reserves have been established. The Company also capitalizes costs on properties where it has found non-reserve material that does not meet all the criteria required for classification as proven or probable reserves. Under U.S. GAAP, exploration and development expenditures incurred on properties where mineralization has not been classified as a proven and probable reserve under SEC rules, are expensed as incurred. Accordingly, certain expenditures are capitalized for Canadian GAAP purposes but expensed under U.S. GAAP.


Pro-forma stock based compensation

For U.S. GAAP purposes, the Company accounts for stock-based employee compensation arrangements using the intrinsic value method. Had the fair value method of accounting been used under U.S. GAAP, the net loss and net loss per share would have been as follows:

                                        2005             2004            2003
-----------------------------------------------------------------------------
Net loss under U.S. GAAP        $ (5,878,244)   $ (10,359,891)  $ (11,412,062)
Variable plan accounting
 adjustment included
 in net loss                      (2,285,698)        (791,643)      7,704,726
Stock based compensation under
 the fair value method              (863,340)        (599,423)       (406,108)
-----------------------------------------------------------------------------
Pro-forma net loss under
  U.S. GAAP                     $ (9,027,282)   $ (11,750,957)   $ (4,113,444)
=============================================================================
Pro-forma basic and diluted
 net loss per share
 under U.S. GAAP                      $ (.26)          $ (.40)         $ (.17)
=============================================================================

Development Stage Enterprise

In August of 1992, the Company acquired the Brisas Project. Beginning in 1993 the Company decided to focus its efforts on the Development of Brisas thereby meeting the definition of a development stage enterprise under Statement of Financial Accounting Standards No. 7 (FAS 7),
Accounting and Reporting by development Stage Enterprises. The following additional information is required under FAS 7.

Consolidated Summarized Statements of Operations - U.S. GAAP
For the period from January 1, 1993 to December 31, 2005

Other income                                        $ (14,935,581)
Mineral property exploration and development           39,505,080
General & administrative expense                       27,345,826
Other expense                                          49,085,509
-----------------------------------------------------------------
Deficit accumulated during the development stage
 from January 1, 1993 to December 31, 2005          $ 101,000,834
-----------------------------------------------------------------

Accumulated deficit, December 31, 1992                  5,924,828
-----------------------------------------------------------------
Accumulated deficit, December 31, 2005              $ 106,925,662
=================================================================

Consolidated Summarized Statements of Cash Flows - U.S. GAAP
For the period from January 1, 1993 to December 31, 2005

Cash used by operating activities                   $ (73,097,165)
Cash used by investing activities                     (12,432,736)
Cash provided by financing activities                 103,271,301
-----------------------------------------------------------------
Increase in cash and cash equivalents for the period
 from January 1, 1993 to December 31, 2005             17,741,400
Cash and cash equivalents at December 31, 1992          1,628,852
-----------------------------------------------------------------
Cash and cash equivalents at December 31, 2005      $  19,370,252
=================================================================

Additional Shareholders' Equity disclosure - U.S. GAAP
For the period from January 1, 1993 to December 31, 2005


               Common Shares and Equity Units Issued
                                                       Shares         $        $ Value     $  Value         $         $ Compre-
                  $                                    and units    Contrib-   assigned    assigned        Accum-     hensive  $
               Issue   Common    Equity                held by      uted       to          to              ulated     income   KSOP
               Price   Shares    Units      $ Amount   affiliates   surplus    options     warrants        Deficit    (loss)   debt
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1992    8,875,862               8,290,819   (70,944)                                         (5,924,828)        50,000)
Stock issued for
 cash
Private
 placement      4.12 2,530,000              10,413,976
Exercise of
 options        1.34   300,000                 401,000
Exercise of
 warrants       3.52     5,037                  17,749
Stock issued for
 services       3.89    12,552                  48,851
Net loss                                                                                                  (5,495,061)
Change in KSOP
 debt                                                                                                                         5,000
Reduction of
shareholders'
equity due to
change in
subsidiaries'
minority
 interest                                      (25,050)
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1993   11,723,451              19,147,345   (70,944)                                        (11,419,889)       (45,000)
Stock issued for
 cash
Private
 placement      9.82 2,000,000              19,630,530
Exercise of
 options        2.32   295,967                 687,494
Exercise of
 warrants       6.07 2,134,250              12,962,750
Stock issued
 for services   5.50     6,000                  33,000
Stock issued
 to KSOP        6.19    20,000                 123,760
Stock issued for
litigation
 settlement     6.15 2,750,000              16,912,500
Value attributed
to warrants
issued in
litigation
 settlement                                    800,000
Net loss                                                                                               (26,297,415)
Increase in
common stock
held by
 affiliates                                            (433,332)
Effect of change
in accounting
 for investments                                                                                                   108,425
Decrease in
unrealized gain
on available-
for-sale
 securities                                                                                                        (29,408)
Change in KSOP
 debt                                                                                                                      (103,760)
Reduction of
shareholders'
equity due to
change in
subsidiaries'
minority
 interest                                     (843,986)
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1994   18,929,668              69,453,393 (504,276)                                      (37,717,304)  79,017 (148,760)
Stock issued for
 cash
Exercise of
 options        2.74   167,835                 460,162
Stock issued
 to KSOP        5.60    50,000                 280,195
Stock issued
for minority
interest in
 subsidiaries   7.43 1,329,185               9,882,028
Net loss                                                                                              (3,847,605)
Increase in
common
stock held by
 affiliates                                             (924,289)
Increase in
unrealized gain
on available-
for-sale
 securities                                                                                                          6,943
Change in KSOP
 debt                                                                                                                      (187,949)
Reduction of
shareholders'
equity due
to change in
subsidiaries'
minority
 interest                                       (6,924)
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1995   20,476,688              80,068,854 (1,428,565)                                   (41,564,909)   85,960 (336,709)
Stock issued for
 cash
Exercise of
 options        5.37   497,623               2,673,988
Exercise of
 warrants      10.52 1,729,500              18,202,500
Net loss                                                                                              (7,908,701)
Decrease in
unrealized gain
on available-
for-sale
 securities                                                                                                        (83,210)
Change in KSOP
 debt                                                                                                                       150,001
Addition to
shareholders'
equity due to
change in
subsidiaries'
minority
 interest                                        7,436
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1996   22,703,811             100,952,778 (1,428,565)                                   (49,473,610)    2,750 (186,708)
Stock issued for
 cash
Exercise of
 options        5.75   124,649                 716,716
Stock issued
 to KSOP        5.02    89,683                 450,000
Net loss                                                                                             (10,918,111)
Increase in
unrealized gain
on available-for-
 sale securities                                                                                                     8,250
Change in KSOP
 debt                                                                                                                      (436,152)
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1997   22,918,143             102,119,494 (1,428,565)                                   (60,391,721)   11,000 (622,860)
Stock issued for
 cash
Exercise of
 options        1.90   223,624                 425,883
Stock issued
 to KSOP        3.00    50,000                 150,000
Net loss                                                                                              (5,147,658)
Change in shares
held by
 affiliates                                 (1,034,323) 1,025,234
Decrease in
unrealized gain
(loss) on
available-
for-sale
 securities                                                                                                        (22,625)
Change in KSOP
 debt                                                                                                                       208,089
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1998   23,191,767             101,661,054  (403,331)                                    (65,539,379)  (11,625)(414,771)
Stock issued for
 cash
Exercise of
 options        1.19    12,500                  14,899
Stock issued
 for services   0.84    70,000                  58,760
Stock issued
 to KSOP        1.13   300,000                 337,500
Stock retired   3.02    (1,629)                 (4,915)
Net loss                                                                                              (4,499,321)
Net common
shares exchanged
 for equity units   (1,584,966) 1,584,966
Decrease in
unrealized loss
on available-
for-sale
 securities                                                                                                       (328,618)
Change in KSOP
 debt                                                                                                                       230,352
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1999   21,987,672  1,584,966  102,067,298  (403,331)                                    (70,038,700) (340,243)(184,419)
Stock issued
 for services   0.55    70,000                  38,688
Net loss                                                                                              (2,807,648)
Equity units
exchanged
for common
 shares                138,570   (138,570)
Increase in
unrealized gain
on available-
for-sale
 securities                                                                                                         437,875
Change in KSOP
 debt                                                                                                                        99,310
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 2000   22,196,242  1,446,396  102,105,986  (403,331)                                    (72,846,348)    97,632 (85,109)
Stock issued for
 cash
Exercise of
 options        0.78     5,500                   4,285
Stock issued
 for services   0.75    20,000                  15,000
Stock issued
 to KSOP        0.47   300,000                 140,640
Net loss                                                                                              (2,258,191)
Change in
common stock
held by
 affiliates                                             (271,267)
Equity units
exchanged for
 common shares         133,380   (133,380)
Increase in
unrealized
gain on
available-
for-sale
 securities                                                                                                         62,368
Change in KSOP
 debt                                                                                                                         1,322
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 2001   22,655,122  1,313,016  102,265,911  (674,598)                                   (75,104,539)   160,000  (83,787)
Stock issued for
cash
Exercise of
options         0.72    18,000                  12,960
Stock issued
 for services   0.85   100,000                  85,200
Stock issued
 to KSOP        0.67   200,000                 134,000
Variable plan
 accounting for
 options                                                                      1,162,804
Net loss                                                                                             (4,170,926)
Equity units
exchanged for
 common shares          23,036    (23,036)
Decrease in
unrealized gain
on available-
for-sale
 securities                                                                                                       (118,816)
Change in KSOP
 debt                                                                                                                        19,003
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 2002   22,996,158  1,289,980  102,498,071  (674,598)             1,162,804              (79,275,465)   41,184  (64,784)
Stock issued for
cash
Private
 placement      1.95 4,042,000               7,888,508
Exercise of
options         0.74   400,000                 294,605
Stock issued
 for services   5.06    60,000                 303,600
Stock issued
 to KSOP        1.28   200,000                 256,000
Value assigned
to warrants
 issued                                                                                  1,730,641
Variable plan
accounting
 for options                                                                  7,704,726
Net loss                                                                                            (11,412,062)
Equity units
exchanged for
 common shares          52,100    (52,100)
Increase in
unrealized gain
on available-
for-sale
 securities                                                                                                      3,072,941
Change in KSOP
 debt                                                                                                                       (39,568)
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 2003   27,750,258  1,237,880  111,240,784  (674,598)             8,867,530  1,730,641  (90,687,527) 3,114,125 (104,352)
Stock issued for
cash
Private
 placement      3.61 5,361,000              19,337,034
Exercise of
 warrants       4.28    21,100                  90,211
Exercise of
 options        0.89   373,954                 333,310
Stock issued
 for services   4.13    54,000                 223,012
Stock issued
 to KSOP        3.41    75,000                 255,750
Value assigned
to warrants
 issued                                                                                  3,682,447
Variable plan
accounting
 for options                                                                   (791,643)
Assigned value
of exercised
 warrants                                       18,069                                     (18,069)
Net loss                                                                                            (10,359,891)
Equity units
exchanged for
 common shares          80,483    (80,483)
Decrease in
unrealized gain
on available-
for-sale
 securities                                                                                                        (70,147)
Change in KSOP
 debt                                                                                                                          (971)
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 2004   33,715,795  1,157,397  131,498,170  (674,598)             8,075,887  5,395,019 (101,047,418) 3,043,978 (105,323)
Stock issued for
 cash
Exercise of
 warrants       4.33   260,900               1,129,905
Exercise of
underwriter
compensation
 options        3.00   202,100                 605,468
Exercise of
underwriter
compensation
 warrants       4.32    70,735                 305,646
Exercise of
 options        1.00   573,030                 571,326
Stock issued
 for services   2.92   251,350                 733,231
Stock issued
 to KSOP        3.45    75,000                 258,971
Net loss                                                                                             (5,878,244)
Variable plan
accounting
 for options                                                                  (2,285,698)
Assigned value
of exercised
 warrants                                      223,416                                     (223,416)
Assigned value
of expired
 warrants                                                           1,489,156            (1,489,156)
Equity units
exchanged for
 common shares          47,377    (47,377)
Increase in
unrealized
gain on
available-for-
sale
 securities                                                                                                      1,068,926
Change in KSOP
 debt                                                                                                                        21,103
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 2005   35,196,287  1,110,020  135,326,133  (674,598)  1,489,156  5,790,189  3,682,447 (106,925,662) 4,112,904  (84,220)

12.     Common Shares

During 2005, 573,030 shares were issued upon exercise of stock options, 533,735 shares were issued upon exercise of warrants, 251,350 shares were issued for compensation and 75,000 shares were issued to the KSOP plan

In 2004, the Company completed an offering of 5,361,000 Units at Canadian $5.60 per Unit. Each Unit consists of one Class A common share and one half Class A common share purchase warrant. Each whole Class A common share purchase warrant entitles its holder to acquire one Class A common share at a price of Canadian $6.50 for a period of 24 months following the closing date of the Offering. The net proceeds of the offering amounted to approximately Canadian $30 million (U.S.$ 25 million). In addition to the 5,361,000 shares from the financing, 373,954 shares were issued upon exercise of stock options, 75,000 shares were issued to the KSOP plan, 54,000 shares were issued as compensation and 21,100 shares were issued upon exercise of warrants.

In 2003, the company completed an offering 4,042,000 Units at Canadian $3.50 per Unit. Each Unit consists of one Class common share and one half Class A common share purchase warrant. Each whole Class A common share purchase warrant entitles its holder to acquire one Class A common share at a price of Canadian $5.25 for a period of 18 months following the closing of the offering. The net proceeds of the offering amounted to approximately Canadian $13 million (U.S.$ 9.6 million). In addition to the 4,042,000 shares from the financing, 400,000 shares were issued upon exercise of employee stock options, 200,000 shares were issued to the KSOP plan and 60,000 shares were issued primarily for independent director compensation.

As of December 31, 2005, the Company had the following warrants outstanding:

Date      Number of     Number of        Exercise     Estimated      Expiration
Issued    Warrants      shares issuable  Price (CAD$) Proceeds (CAD$)      Date
11/04/04  2,680,500     2,680,500        $6.50        $17,423,250      11/05/06

13.     New Accounting Standards

Deferred Stripping Costs. In October 2005, the CICA Emerging Issues Committee
(EIC) issued for comment a draft abstract, EIC D56 "Accounting for Deferred Stripping Costs in the Mining Industry". If adopted, this EIC would require stripping costs to be accounted for as variable production costs to be included in inventory unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. A betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs would be amortized on a units-of-production basis over the proven and probable reserves to which they relate. As at December 31, 2005 the company had no deferred stripping costs.

Non-monetary Transactions. CICA Handbook Section 3831 "Non-Monetary Transactions" will be applicable to the company commencing with the 2006 financial year.

Derivative Instruments. In January 2005, the Canadian Institute of Chartered Accountants (CICA) issued three new standards relating to financial instruments. These standards are applicable for fiscal years beginning on or after October 1, 2006. The company is currently reviewing the impact of these new standards. These standards are as follows:

Financial Instruments - Recognition and Measurement, Section 3855. This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented.

Hedges, Section 3865. This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline AcG-13 "Hedging Relationships", and Section 1650 "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Comprehensive Income, Section 1530. This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income, which is currently reported under US GAAP, is the change in shareholders' equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment).

Recent U.S. Accounting Pronouncements

During June 2005, the FASB issued SFAS No. 154, Accounting for Changes and Error Corrections. The new standard requires that entities which make a voluntary change in accounting principle apply that change retroactively to prior period financial statements, unless this would be impracticable. For changes in methods of depreciation, amortization or depletion for long-lived assets, the change must be accounted for prospectively, as a change in estimate. SFAS No. 154 is effective for the company's 2006 financial statements.

In June 2005, the Emerging Issues Task Force issued EITF 04-06 - Accounting for Post-Production Stripping Costs in the Mining Industry. The EITF requires that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. EITF 04-06 is effective for the company's 2006 financial statements and may result in a GAAP difference based on the proposed Canadian EIC D56 "Accounting for Deferred Stripping Costs in the Mining Industry". If adopted, this EIC would require stripping costs to be accounted for as variable production costs to be included in inventory unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. As at December 31, 2005 the company had no deferred stripping costs.


Officers and Directors

Rockne J. Timm
Chief Executive Officer and Director

A. Douglas Belanger
President and Director

James P. Geyer
Senior Vice President and Director

Robert A. McGuinness
Vice President of Finance and CFO

Mary E. Smith
Vice President of Administration and Secretary

John N. Galbavy
Vice President, Chief Legal Officer

Douglas E. Stewart
Vice President of Project Development

Arturo Rivero
President, Gold Reserve de Venezuela

James H. Coleman
Non-Executive Chairman and Director

Jean Charles (JC) Potvin
Director

Patrick D. McChesney
Director

Chris D. Mikkelsen
Director

Share Information

Number of Shareholders: Approximately                         8,420

Common Shares Issued and Issuable March 30, 2006:

Class A common                                           35,313,727
Equity Units                                              1,085,099
Common Share Purchase Warrants                            2,680,500
Options                                                   3,072,825

Securities Listings

Canada

The Toronto Stock Exchange: GRZ

United States American Stock Exchange: GRZ

Transfer Agents

Computershare Trust Company, Inc.
Toronto, Ontario Canada
Lakewood, Colorado  USA

Registered Agent

Veale, Kilpatrick, Austring, Fendrick & Fairman
Whitehorse, Yukon Canada

Offices

Corporate, USA

926 W. Sprague Avenue, Suite 200
Spokane, WA  99201
Ph: (509) 623-1500
Fx: (509) 623-1634

Corporate, Venezuela

Edificio Miranda, Torre A Piso 6, Oficina
A-65 Avenida Francisco de Miranda Chacao, Caracas, Venezuela
Ph: 58 212 264 0185 Fx: 58 212 264 107

Operations, Venezuela

Centro Empresarial Catanaima Primer Piso, Final Calle Neveri Zona Industrial - Unare 2 Puerto Ordaz, Venezuela
Ph: 58 286 951 5124 Fx: 58 286 951 4635

Bankers

Bank of America
Spokane, Washington  USA

Bank of Montreal
Vancouver, British Columbia  Canada

Corp Banca
Caracas, Venezuela

Auditors

PricewaterhouseCoopers LLP
Vancouver, B.C. Canada
Caracas, Venezuela

Counsel

Fasken Martineau
Toronto, Ontario Canada

Baker & McKenzie
Houston, Texas USA
Caracas, Venezuela

Annual Meeting

The 2006 Annual Meeting will be held at 9:30 a.m. on June 22, 2006 at The Spokane Club, 1002 W. Riverside, Spokane, Washington